Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of ARC Resources Ltd. (“ARC” or the “Company”) is management’s analysis of the financial performance and significant trends or external factors that may affect future performance.  It is dated February 8, 2012 and should be read in conjunction with the audited Consolidated Financial Statements as at and for the year ended December 31, 2011, and the MD&A and unaudited Condensed Consolidated Financial Statements for the periods ended March 31, 2011, June 30, 2011 and September 30, 2011 as well as ARC’s Annual Information Form that is filed on SEDAR at www.sedar.com.

This MD&A contains Non-GAAP measures and forward-looking statements.  Readers are cautioned that the MD&A should be read in conjunction with ARC’s disclosure under the headings “Non-GAAP Measures” and “Forward-Looking Information and Statements” included at the end of this MD&A.

ABOUT ARC RESOURCES LTD.
ARC is a dividend-paying Canadian exploration and production company with near-term oil, natural gas and natural gas liquids growth prospects. ARC’s activities relate to the exploration, development and production of conventional oil and natural gas with an emphasis on the acquisition and development of properties with a large volume of hydrocarbons in place commonly referred to as “resource plays”.  Production from individual oil and natural gas wells naturally decline over time. In any one year, ARC approves a budget to drill new wells with the intent to first replace production declines and second to potentially increase production volumes. ARC was previously structured as a trust and converted to its present corporate structure on December 31, 2010.  ARC continues to operate as an oil and natural gas production company, hiring and developing staff with expertise specific to ARC’s oil and natural gas operations. As of the end of 2011, ARC had approximately 530 employees with 310 professional, technical and support staff in the Calgary office and 220 individuals located across ARC’s operating areas in western Canada.

ARC is results-focused with a goal to provide superior, long-term returns to shareholders through risk-managed value creation.  ARC is disciplined in its approach to capital allocation, selecting projects that support its goal. ARC’s staff uses its expertise in the exploration for and development of oil and natural gas assets to unlock additional reserves that will lead to increased future production. The main activities that support this objective are:

1.
Resource Plays – Geological evaluation, acquisition, development and, if economically viable, subsequent production from lands and producing properties with a large resource in place.  In general, these lands are amenable to drilling multi-stage fractured horizontal wells.

ARC’s most significant resource plays include the Montney natural gas and liquids development in northeast British Columbia, the Montney development at Ante Creek in northern Alberta and the Cardium formation at Pembina in central Alberta.  ARC’s 2012 budgeted capital expenditures are focused on the resource play development at Ante Creek and Pembina in Alberta and Parkland/Tower in British Columbia. Additionally, ARC owns land in the Swan Hills area which is an emerging resource play in which ARC is currently commencing evaluation activities.  Where applicable, enhanced oil recovery programs (“EOR programs”) are used to increase recovery of reserves. ARC has non-operated interests in the Weyburn and Midale units in Saskatchewan where operators have implemented CO2 injection programs to increase recoverable oil reserves.  Also, ARC has completed the injection component of a CO2 pilot program at Redwater and continues to evaluate the potential for a commercial EOR project in that area.

2.
Conventional Oil & Natural Gas Production – ARC focuses on maximizing production while controlling operating costs on oil and natural gas wells located within its core producing areas in western Canada.  This may include the periodic acquisition of strategic producing and undeveloped properties to enhance current production and reserves or to provide potential future drilling locations.  This may also include property dispositions.  Current oil production is predominantly light and medium quality.

Table 1 highlights ARC’s production and reserves for the last five years:

Table 1
	2011	2010	2009	2008	2007
Production (boe/d)	83,416	73,954	63,538	65,126	62,723
Proved plus probable reserves (mmboe)(1)(2)(3)	574.4	487.4	379.0	321.7	286.4
(1)	As determined by ARC’s independent reserve evaluator solely at year end.
(2)
ARC has also disclosed contingent resources associated with interest in certain of our properties located in northeastern British Columbia in the company’s Annual Information Form as filed on SEDAR at www.sedar.com.

(3)	Company interest reserves.

Total Return to Shareholders
ARC's business plan has resulted in significant operational success and has contributed to a trailing five year annualized total return per share of 10.8 per cent (Table 2).

Table 2
Total Returns (1)	Trailing One Year	Trailing Three Year	Trailing Five Year
Dividends per share	$1.20	$3.68	$8.75
Capital appreciation (depreciation) per share	$(0.31)	$5.00	$2.80
Total return per share	3.7%	49.0%	66.9%
Annualized total return per share	3.7%	14.2%	10.8%
S&P/TSX Exploration & Producers Index annualized total return	(18.0)%	9.6%	0.04%
(1)	Calculated as at December 31, 2011.

ARC provides returns to shareholders through both the potential for capital appreciation and through a monthly dividend payment which is currently $0.10 per share per month.  From its 1996 inception, ARC has paid out $4.2 billion to shareholders while financing a large percentage of its acquisitions by issuing additional shares. Going forward, ARC’s goal is to fund both its capital expenditures necessary to replace production declines and its dividends from funds from operations.  ARC will finance growth activities through a combination of sources, including funds from operations ARC’s Dividend Reinvestment and Optional Cash Payment Program (“DRIP), proceeds from property dispositions, debt and equity issuance.  ARC chooses to maintain prudent debt levels and as such at December 31, 2011 ARC was well within its objective of keeping debt within one to 1.5 times annualized funds from operations and less than 20 per cent of total capitalization.

Per Share Metrics
In additions to its dividend payment, ARC’s performance can be measured by its ability to grow both production and reserves per share. Table 3 details ARC’s normalized production, reserves and distributions per share, with and without dividend adjustments, over the past three years:

Table 3
Per Share	2011	2010	2009
Normalized production, boe per share (1) (2)	0.30	0.30	0.27
Normalized reserves, boe per share (1) (3)	2.08	1.80	1.57
Dividends/distributions per unit	$1.20	$1.20	$1.28
Normalized production, dividend adjusted, boe per share (4)	0.40	0.36	0.32
Normalized reserves, dividend adjusted, boe per share (4)	2.70	2.31	1.90

(1)
“Normalized” indicates that all periods as presented have been adjusted to reflect a net debt to capitalization of 15 per cent. It is assumed that additional shares were issued (or repurchased) at a period end price for the reserves per share calculation and at an annual average price for the production per share calculation in order to achieve a net debt balance of 15 per cent of total capitalization each year. The normalized amounts are presented to enable comparability of per share values.

(2)
Production per share represents annual daily average production (boe) per thousand shares and is calculated based on annual daily average production divided by the normalized weighted average common shares for the year.

(3)	Reserves per share is calculated based on proved plus probable reserves (boe), as determined by ARC’s independent reserve evaluator solely at year-end, divided by period end shares outstanding.
(4)
The dividend adjustment assumes that historic dividends paid since January 1, 2009 have been reinvested by ARC, resulting in a reduction of the number of shares outstanding and, in turn, higher normalized production per share and normalized reserves per share.

ECONOMIC ENVIRONMENT

Following impressive growth in the world economy in 2010, a number of factors resulted in slightly weaker than expected growth of four per cent in 2011 (source: IMF World Economic Outlook, September 2011).  The milder growth rates resulted as stimulus-based growth subsided in the US while globally the disruptions resulting from the Japanese earthquake as well as surging oil prices, in the wake of global supply disruptions, slowed the global economy.  Finally, the European sovereign debt crisis and obstacles surrounding the US debt ceiling created uncertainty in markets, resulting in slower growth.

Oil prices in 2011 were characterized by continued demand growth, a series of global supply disruptions, and record price imbalances.  WTI oil prices averaged US$95.14 per barrel in 2011, a 20 per cent increase over 2010.  Dated Brent crude oil prices averaged higher at $110.91 per barrel, a 38 per cent increase over 2010; a record for average global prices.  These record prices were supported by all-time high global demand that grew by 0.7 million barrels per day in 2011 (source: International Energy Agency, January Oil Outlook).

Declining global oil inventories leading into 2011 were exacerbated by the Libyan supply outage resulting in prices above US$100 per barrel and prompted an emergency oil stockpile release in August through the International Energy Agency for only the third time in more than three decades.  With continued growth in global demand and ever higher budgeted prices by OPEC, markets have shown the ability to manage prices above $100 per barrel globally and between $90 and $100 per barrel for North American crude oil.

In the United States, natural gas continued to establish new production records during 2011, reaching a monthly average high of 64.6 billion cubic feet per day (source: Energy Information Agency) due to improving drilling and completion techniques and the attractiveness of drilling for associated liquids, even in a low price environment.

Due to the combination of record production levels and low demand from a very warm winter, inventory levels have reached all-time seasonal highs resulting in the deterioration of prices.  These low prices are seeking a market response that will be necessary to bring the oversupplied market back into balance.  In the short term the response is expected to come from additional demand from coal-to-gas substitution for power generation and on the supply side from a natural gas producer response of reduced drilling, shut-ins, and capital curtailment.

Over the longer term, natural gas continues to be an attractive substitute for coal in power generation and is expected to achieve greater market share as environmental legislation favors natural gas as a fuel source.  In addition the possibility of liquefied natural gas (LNG) exports from North America continue to gain traction as demonstrated by a number of announcements pertaining to LNG export terminals proposed in both the United States and Canada.  These export facilities have planned start-up dates ranging from 2015 to 2018 and are subject to regulatory approvals and final investment decisions.

The current low price environment for natural gas is expected to dictate capital discipline and favor producers with low operational costs, strong market share, liquids rich opportunities, cash flow supported by oil properties, and strong balance sheets.

2011 Annual Guidance and Financial Highlights

Table 4 is a summary of ARC’s 2011 and 2012 guidance and a review of 2011 actual results:

Table 4
	2011 Guidance(1)	2011 Actual	% Variance	2012 Guidance
Production
Oil (bbls/d)	27,500	27,158	(1)	31,000 – 32,000
Condensate (bbls/d)	1,700	2,052	21	1,700 – 2,100
NGLs (bbls/d)	2,500	2,444	(2)	2,500 – 3,000
Gas (mmcf/d)	305	310.6	2	330 – 350
Total (boe/d)	82,000 - 83,000	83,416	1	90,000 – 95,000
Expenses ($/boe):
Operating	9.40 - 9.70	9.70	-	9.55 – 9.95
Transportation	1.10 – 1.20	1.18	-	1.00 – 1.10
General and administrative(2)	2.50 – 2.70	2.63	-	2.30 – 2.50
Interest	1.25 – 1.40	1.28	-	1.10 – 1.20
Income taxes	-	-	-	1.10 – 1.25
Capital expenditures ($ millions)	730	726	(1)	760
Diluted shares (millions)	286	287	-	293

(1)	2011 Guidance presented is as updated in the third quarter of 2011.
(2)
The 2011 annual guidance for general and administrative cost per boe is based on a range of $1.90 - $2.05 prior to the recognition of any expense associated with ARC’s Long-term incentive plan, $0.60-$0.65 per boe associated with cash payments under ARC’s Long-term incentive plan and nil per boe associated with accrued compensation under ARC’s Long- term incentive plan.  Actual per boe costs for each of these components for the year ended December 31, 2011 were $1.83 per boe, $0.67 per boe and $0.13 per boe, respectively.

2011 actual results are in-line with 2011 guidance, with production exceeding guidance by one per cent and actual capital expenditures being one per cent below guidance.

The 2012 guidance provides shareholders with information on management’s expectations for results of operations.  Readers are cautioned that the 2012 guidance may not be appropriate for other purposes.

2011 FOURTH QUARTER FINANCIAL AND OPERATIONAL RESULTS

Financial Highlights

Table 5
	Three months ended December 31			Twelve months ended December 31
(Cdn$ millions, except per share and volume data)	2011	2010	% Change	2011	2010	% Change

Funds from operations (1)	226.6	180.5	26	844.3	667.0	27
Funds from operations per share (1) (2)	0.79	0.64	23	2.95	2.52	17
Net income (loss) (3)	(49.0)	(86.8)	44	287.0	212.2	35
Dividends per share (2)	0.30	0.30	-	1.20	1.20	-
Average daily production (boe/d) (4)	92,021	84,686	9	83,416	73,954	13
(1)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.
(2)	Per share amounts (with the exception of dividends per share which are based on the number of shares outstanding at each dividend record date) are based on weighted average shares.
(3)	Amount as determined under International Financial Reporting Standards, restated for the comparative period.
(4)
Reported production amount is based on company interest before royalty burdens. Where applicable in this MD&A natural gas has been converted to barrels of oil equivalent (“boe”) based on 6 mcf:1 bbl. The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip.  Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different that the energy equivalency of the conversion ratio, utilizing a conversion ratio of 6:1 may be misleading as an indication of value.

International Financial Reporting Standards
Beginning January 1, 2011 all Canadian publicly accountable enterprises are required to prepare their financial statements using International Financial Reporting Standards (“IFRS”).  Accordingly, ARC has prepared its Consolidated Financial Statements for the year ended December 31, 2011 under IFRS and has restated its Consolidated Financial Statements for the year ended December 31, 2010 to comply with IFRS.  The financial information presented in this MD&A is derived directly from ARC’s financial statements and as such certain comparative information may differ from what was originally prepared by ARC using previous Canadian generally accepted accounting principles.  For further information on ARC’s transition to IFRS and a reconciliation of its affected financial information for the year ended December 31, 2010, please refer to Note 23, “Explanation of Transition to International Financial Reporting Standards” in the Consolidated Financial Statements as at and for the years ended December 31, 2011 and 2010 filed as separate documents on SEDAR at www.sedar.com.

Funds from Operations
ARC reports funds from operations in total and on a per share basis.  Funds from operations is not a recognized performance measure under Canadian generally accepted accounting principles (“GAAP”) and does not have a standardized meaning prescribed by GAAP.  The term “funds from operations” is defined as net income excluding the impact of non-cash depletion, depreciation, amortization, and impairment charges, accretion of asset retirement obligations, deferred tax expense (recovery), loss on revaluation of exchangeable shares, unrealized gains and losses on risk management contracts, unrealized gains and losses on short-term investments, non-cash lease inducement, stock-option expense, exploration and evaluation expense, unrealized gains and losses on foreign exchange and gains on disposal of petroleum and natural gas properties and is further adjusted to include the portion of unrealized gains and losses on risk management contracts that relate to 2011 production.  ARC considers funds from operations to be a key measure of operating performance as it demonstrates ARC’s ability to generate the necessary funds for future growth through capital investment and to repay debt.  Management believes that such a measure provides a better assessment of ARC’s operations on a continuing basis by eliminating certain non-cash charges and charges that are nonrecurring, while respecting that certain risk management contracts that are settled on an annual basis are intended to protect prices on product sales occurring throughout the year.  From a business perspective, the most directly comparable measure of funds from operations calculated in accordance with GAAP is net income.  See the section entitled “Non-GAAP Measures” contained within this MD&A.

Table 6 is a reconciliation of ARC’s funds from operations to net income.

Table 6
	Three months ended December 31		Twelve months ended December 31
($ millions)	2011	2010	2011	2010
Net income (loss)	(49.0)	(86.8)	287.0	212.2
Adjusted for the following non-cash items:
Depletion, depreciation, amortization and impairment	178.1	137.9	509.2	408.7
Accretion of asset retirement obligation	3.3	3.4	13.4	12.6
Exploration and evaluation expenses	-	0.8	-	0.8
Deferred tax (recovery) expense	(17.4)	12.9	97.0	33.2
Unrealized loss (gain) on risk management contracts	80.1	85.9	16.5	(28.2)
Foreign exchange loss (gain) on revaluation of debt	(9.4)	(14.9)	9.7	(26.8)
Loss (gain) on disposal of petroleum and natural gas properties	3.2	-	(89.5)	-
Other	(0.4)	41.3	1.0	54.5
Unrealized losses on risk management contracts related to 2011 production(1)	38.1	-	-	-
Funds from operations	226.6	180.5	844.3	667.0
(1)
ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price.  Throughout 2011, ARC has applied the portion of losses associated with these contracts to the funds from operations calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging. At December 31, 2011, all gains and losses associated with these contracts have been realized, and in the fourth quarter losses previously applied to prior quarters are reversed.

Funds from operations increased by 26 per cent in the fourth quarter of 2011 to $226.6 million from $180.5 million generated in the fourth quarter of 2010.  The increase was primarily attributed to a 14 per cent increase in revenue net of royalties, a 42 per cent reduction in cash general and administrative expenses, increased realized gains on risk management contracts (net of reversals of previously recognized unrealized losses on risk management contracts related to 2011 production) of 11 per cent and a reduction of 12 per cent in interest expense.  The increases were offset by a 13 per cent increase in operating costs as well as minor increases in transportation charges and realized foreign exchange losses.

2011 funds from operations increased by $177.3 million (27 per cent) as compared to 2010.  The increase reflects the 19 per cent increase in revenue net of royalties as well as a 16 per cent increase in realized gains on risk management contracts.  This is offset by a 13 per cent increase in operating costs as well as minor increases to transportation charges and realized foreign exchange losses.

Details of the change in funds from operations from the three and twelve months ended December 31, 2010 to the three and twelve months ended December 31, 2011 are included in Table 7 below.

Table 7
	Three months ended December 31		Twelve months ended December 31
	$ millions	$/Share	$ millions	$/Share
Funds from operations - 2010(1)	180.5	0.64	667.0	2.52
Volume variance
Crude oil and liquids	0.2	-	1.8	0.01
Natural gas	15.5	0.06	86.8	0.33
Price variance
Crude oil and liquids	54.9	0.19	179.7	0.69
Natural gas	(13.1)	(0.05)	(43.8)	(0.17)
Realized (losses) gains on risk management contracts	(36.0)	(0.13)	10.4	0.04
Unrealized losses on risk management contracts related to 2011 production(2)	38.1	0.13	-	-
Royalties	(17.3)	(0.05)	(26.5)	(0.10)
Expenses:
Transportation	(1.3)	-	(6.4)	(0.02)
Operating	(9.4)	(0.03)	(33.4)	(0.13)
General and administrative	13.9	0.05	5.7	0.02
Interest	1.3	-	3.6	0.01
Cash taxes	0.1	-	0.2	-
Realized foreign exchange losses	(0.8)	-	(0.8)	-
Diluted shares	-	(0.02)	-	(0.25)
Funds from operations - 2011(1)	226.6	0.79	844.3	2.95
(1)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.
(2)
ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price.  Throughout 2011, ARC has applied the portion of losses associated with these contracts to the funds from operations calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging. At December 31, 2011, all gains and losses associated with these contracts have been realized, and in the fourth quarter losses previously applied to prior quarters are reversed.

2011 Funds from Operations Sensitivity
Table 8 illustrates sensitivities of pre-hedged operating items to operational and business environment changes and the resulting impact on funds from operations per share:

Table 8
		Impact on Annual Funds from Operations (5)
	Assumption	Change	$/Share
Business Environment (1)
Oil price (US$ WTI/bbl) (2)(3)	100.00	1.00	0.036
Natural gas price (Cdn$ AECO/mcf) (2)(3)	2.65	0.10	0.039
Cdn$/US$ exchange rate (2)(3)(4)	1.00	0.01	0.036
Interest rate on debt (2)	4.0%	1.0%	0.016
Operational
Liquids production volume (bbl/d)	36,000	1.0%	0.035
Gas production volumes (mmcf/d)	340	1.0%	0.010
Operating expenses ($ per boe)	9.75	1.0%	0.011
General and administrative expenses ($ per boe)	2.40	10.0%	0.027
(1)	Calculations are performed independently and may not be indicative of actual results that would occur when multiple variables change at the same time.
(2)
Prices and rates are indicative of published forward prices and rates at the time of this MD&A.  The calculated impact on funds from operations would only be applicable within a limited range of these amounts.

(3)	Analysis does not include the effect of risk management contracts.
(4)
Includes impact of foreign exchange on crude oil prices that are presented in U.S. dollars.  This amount does not include a foreign exchange impact relating to natural gas prices as it is presented in Canadian dollars in this sensitivity. The sensitivity is $0.05/share when natural gas revenue is included.

(5)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.

Net Income
During the three months ended December 31, 2011, ARC recorded a net loss of $49 million ($(0.17) per share) as compared to a loss of $86.8 million ($(0.31) per share) for the same period in the prior year; a difference of 44 per cent.  This decreased loss is primarily a result of increased revenue net of royalties of $40.2 million, a decrease in general and administrative expenses of $16.1 million, a loss on the revaluation of exchangeable shares that was incurred in 2010 of $39.4 million (nil in 2011) and a decrease in deferred tax expense of $30.3 million. These increases were partially offset by increased depletion, depreciation, amortization and impairment charges of $40.2 million.  This increase is primarily due to an impairment charge of $55.3 million that was recorded at December 31, 2011 as compared to an impairment charge of $30.7 million recorded in the fourth quarter of 2010.

For the year ended December 31, 2011, net income was $287 million ($1.00 per share) as compared to $212.2 million ($0.80 per share) resulting in a year-over-year increase of $74.8 million (35 per cent).  Revenue net of royalties increased by $198 million for the year ended 2011 as compared to the year ended 2010 and ARC recognized an $89.5 million gain on disposal of certain non-core properties during 2011 (nil in 2010). Also, a loss on the revaluation of exchangeable shares of $48.8 million was recognized in 2010 (nil in 2011). Offsetting these increases were increased deferred tax expense of $63.8 million, increased in depletion, depreciation, amortization and impairment charges of $100.5 million and reduced gains on risk management contracts of $34.3 million, as well as increased operating expenses and foreign exchange losses.

Production
Production volumes averaged 92,021 boe per day in fourth quarter of 2011, a nine per cent increase compared to 84,686 boe per day in the same period of 2010.  Similarly, during the year ended December 31, 2011, production volumes averaged 83,416 boe per day as compared to 73,954 boe per day for the same period in the prior year, a 13 per cent increase. During the fourth quarter, increased production volumes reflect the 2011 capital spending program which saw initial production from several new wells coupled with excellent operating run-times in most operating areas.  The full year increase in production volumes over 2010 levels also reflects additional natural gas processing capacity from the Dawson Phase 1 and 2 gas plants and additional production resulting from a full year of volumes from the acquisition of Storm Exploration Inc.

Table 9
	Three months ended December 31			Twelve months ended December 31
Production	2011	2010	% Change	2011	2010	% Change
Light and medium crude oil (bbl/d)	27,627	26,455	4	26,284	26,390	-
Heavy oil (bbl/d)	843	962	(12)	874	951	(8)
Condensate (bbl/d)	2,219	2,197	1	2,052	1,617	27
Natural gas (mmcf/d)	355.3	311.5	14	310.6	254.2	22
Natural gas liquids (bbl/d)	2,114	3,158	(33)	2,444	2,628	(7)
Total production (boe/d) (1)	92,021	84,686	9	83,416	73,954	13
% Natural gas production	64	61	5	62	57	9
% Crude oil and liquids production	36	39	(8)	38	43	(12)
(1)	Reported production for a period may include minor adjustments from previous production periods.

ARC’s crude oil production consists predominantly of light and medium crude oil while heavy oil accounts for less than four per cent of the total. During the fourth quarter of 2011, light and medium crude oil production increased four per cent from the fourth quarter of the prior year and has increased 10 per cent from the third quarter of 2011.   ARC’s operating areas in southeast Saskatchewan and Manitoba continued to recover from flooding experienced in the spring and summer of 2011 resulting in four new wells coming on-stream during the quarter as well as reduced operational downtime, while the Pembina area continued to produce steady volumes throughout the quarter with little downtime and saw additional volumes from several new wells brought on-stream during the quarter.

During the year ended December 31, 2011, ARC’s light and medium crude oil production is relatively unchanged from 2010 as production increases resulting from the success of ARC’s capital programs have replaced natural decline and divestitures of non-core assets.

Natural gas production was 355.3 mmcf per day in the fourth quarter of 2011, an increase of 14 per cent from the 311.5 mmcf per day produced in the fourth quarter of 2010.  ARC’s natural gas production increased to record levels due to a full quarter of production from the additional capacity from the Dawson Phase 2 gas plant which had an excellent operational run-time throughout the fourth quarter.  For the full year, ARC produced 310.6 mmcf per day of natural gas, a 22 per cent increase over the  prior year and reflects the additional capacity at Dawson as well as a full year of production volumes resulting from the Storm acquisition that was completed in the third quarter of 2010.

During the fourth quarter of 2011, ARC drilled 48 gross wells (46 net wells) on operated properties consisting of 46 gross (44 net) oil wells and two gross (two net) natural gas wells with a 100 per cent success rate.  A total of 56 wells were brought on production during the fourth quarter of 2011, with an ending inventory of 19 wells awaiting completion and tie-in in future periods. Total wells drilled during 2011 were 133 gross (124 net) operated oil wells and 31 gross (30 net) operated natural gas wells with a 100 per cent success rate.

Table 10 summarizes ARC’s production by core area for the fourth quarter of 2011 and 2010:

Table 10
	Three Months Ended December 31, 2011
Production	Total	Oil	Condensate	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
NE BC & NW AB	44,977	648	1,397	253.2	743
Northern AB	11,307	5,068	429	31.2	604
Pembina	10,713	6,977	261	18.7	360
Redwater	4,300	3,844	2	1.7	162
South AB & SW SK(2)	10,211	1,602	113	49.9	177
SE SK & MB	10,513	10,331	17	0.6	68
Total	92,021	28,470	2,219	355.3	2,114

	Three Months Ended December 31, 2010
Production	Total	Oil	Condensate	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
NE BC & NW AB	33,816	699	1,166	185.9	980
Northern AB	12,590	4,726	450	40.4	678
Pembina	9,619	6,237	302	14.6	640
Redwater	4,194	3,826	-	1.6	107
South AB & SW SK(2)	14,704	2,455	257	67.9	672
SE SK & MB	9,763	9,474	22	1.1	81
Total	84,686	27,417	2,197	311.5	3,158
(1)	Provincial and directional references: AB is Alberta, BC is British Columbia, SK is Saskatchewan, MB is Manitoba, NE is northeast, NW is northwest, SE is southeast and SW is southwest.
(2)
In prior years, the volumes produced in central Alberta were reported separately from South AB and SW SK. With the disposition of the majority of the properties within central Alberta in the first quarter of 2011, production from these areas has been consolidated.

Table 10a summarizes ARC’s production by core area for the twelve months ended December 31, 2011 and 2010:

Table 10a
	Twelve Months Ended December 31, 2011
Production	Total	Oil	Condensate	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
NE BC & NW AB	37,054	655	1,219	205.9	880
Northern AB	11,246	4,617	388	34.0	576
Pembina	10,409	6,630	305	17.7	518
Redwater	4,177	3,840	-	1.2	130
South AB & SW SK(2)	10,521	1,628	124	51.0	271
SE SK & MB	10,009	9,788	16	0.8	69
Total	83,416	27,158	2,052	310.6	2,444

	Twelve Months Ended December 31, 2010
Production	Total	Oil	Condensate	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
NE BC & NW AB	23,656	686	685	130.0	612
Northern AB	11,541	4,598	369	35.9	599
Pembina	9,143	5,706	248	16.2	491
Redwater	4,179	3,823	12	1.3	126
South AB & SW SK(2)	14,969	2,409	277	69.4	716
SE SK & MB	10,466	10,119	26	1.4	84
Total	73,954	27,341	1,617	254.2	2,628
(1)	Provincial and directional references: AB is Alberta, BC is British Columbia, SK is Saskatchewan, MB is Manitoba, NE is northeast, NW is northwest, SE is southeast and SW is southwest.
(2)
In prior years, the volumes produced in central Alberta were reported separately from South AB and SW SK.  With the disposition of the majority of the properties within central Alberta in the first quarter of 2011, production from these areas has been consolidated.

Sales of crude oil, natural gas and natural gas liquids
Sales of crude oil, natural gas and natural gas liquids were $386.8 million in the fourth quarter of 2011, an increase of $57.5 million (17 per cent) over fourth quarter 2010 sales of $329.3 million, reflecting increased production volumes contributing an additional $28.5 million and increased pricing contributing $29 million.

Oil, condensate and natural gas liquids revenue accounted for $1,001.6 million or 70% of year to date total sales of $1,438.2 million.  Total 2011 sales increased by $224.5 million (18 per cent) over sales of $1,213.7 million for the same period in the prior year, reflecting increased production volumes that contributed to additional sales of $155.2 million and increased pricing that contributed an additional $69.3 million to sales.

A breakdown of sales by product is outlined in Table 11:

Table 11
Sales by product ($ millions)	Three months ended December 31			Twelve months ended December 31
	2011	2010	% Change	2011	2010	% Change
Oil	243.2	192.0	27	887.2	737.0	20
Condensate	20.6	15.8	30	72.0	45.6	58
Natural gas	112.2	109.6	2	434.0	391.0	11
NGL	9.9	11.3	(12)	42.4	38.0	12
Total sales of crude oil, natural gas and natural gas liquids	385.9	328.7	17	1,435.6	1,211.6	18
Other	0.9	0.6	50	2.6	2.1	24
Total sales	386.8	329.3	17	1,438.2	1,213.7	18

Commodity Prices Prior to Hedging
Table 12
	Three months ended December 31			Twelve months ended December31
	2011	2010	% Change	2011	2010	% Change
Average Benchmark Prices
AECO natural gas ($/mcf) (1)	3.47	3.58	(3)	3.67	4.12	(11)
WTI oil (US$/bbl) (2)	94.02	85.18	10	95.14	79.55	20
Cdn$ / US$ exchange rate	1.02	1.01	1	0.99	1.03	(4)
WTI oil (Cdn$/bbl)	96.21	86.26	12	94.04	81.87	15
ARC Realized Prices Prior to Hedging
Oil ($/bbl)	92.85	76.08	22	89.51	73.85	21
Condensate ($/bbl)	101.13	78.38	29	96.07	77.40	24
Natural gas ($/mcf)	3.43	3.83	(10)	3.83	4.21	(9)
NGL ($/bbl)	51.02	38.89	31	47.53	39.57	20
Total commodity price before hedging ($/boe)	45.58	42.18	8	47.15	44.88	5
Other ($/boe)	0.11	0.08	38	0.09	0.08	13
Total sales before hedging ($/boe)	45.69	42.26	8	47.24	44.96	5
(1)	Represents the AECO Monthly (7a) index.
(2)	WTI represents posting price of West Texas Intermediate oil.

Prior to hedging activities, ARC’s weighted average commodity price was $45.58 per boe in the fourth quarter of 2011, an increase of eight per cent as compared to $42.18 per boe in the fourth quarter of 2010.  This increase reflects a 22 per cent increase in ARC’s realized price of crude oil while ARC’s realized natural gas price decreased 10 per cent.  During the fourth quarter of 2011 ARC’s production was comprised of 36 per cent crude oil and liquids and 64 per cent of natural gas, with crude oil and liquids contributing 71 per cent of total sales and natural gas contributing 29 per cent.  In the fourth quarter of 2010 ARC’s production was comprised of 39 per cent crude oil and liquids and 61 per cent natural gas with crude oil and liquids contributing 67 per cent of total sales value and natural gas contributing 33 per cent.

For the year ended December 31, 2011, ARC’s weighted average commodity price before the impact of any hedging activities was $47.15 per boe, a five per cent increase over 2010.  This moderate increase reflects a 21 per cent increase in the average realized price of oil offset by a nine per cent decrease in the year-over-year average price of natural gas combined with a shift to increased natural gas production as a percentage of total production volumes.

Oil prices remained strong through the fourth quarter of 2011, with WTI increasing ten per cent from the fourth quarter of 2010 compared to the fourth quarter of 2011.  The balance between supply and demand remains tight as world oil demand continues to grow and geopolitical factors continue to cause general concern over world supply.  ARC’s increase in its realized oil prices exceeded the gain in WTI due to narrowed differentials relative to the same period in 2010.  The narrowed differentials reflect a premium to WTI that has been placed on Canadian light sweet crude oil throughout 2011 in response to local supply and demand factors.  The realized price for ARC’s oil, before hedging, was $92.85 per barrel, a 22 per cent increase over the fourth quarter 2010 realized price of $76.08 per barrel.

ARC’s average realized oil price for 2011 of $89.51 per barrel is a 21 per cent increase over the prior year and reflects the 20 per cent increase in WTI offset by a four per cent decrease in the value of the Canadian dollar relative to the US dollar.

AECO monthly posted natural gas prices, the benchmark from which ARC derives the majority of its gas sales, decreased three per cent to $3.47 per mcf in the fourth quarter of 2011 from $3.58 per mcf in the fourth quarter of 2010. ARC’s realized natural gas price, before hedging, decreased by 10 per cent to $3.43 per mcf compared to $3.83 per mcf in the fourth quarter of 2010. Natural gas prices continue to be depressed due to strong production levels in the US and a reduced demand associated with mild winter weather in North America.  ARC’s realized gas price is based on its natural gas sales portfolio comprising sales priced at the AECO monthly index, the AECO daily spot market, eastern and midwest United States markets and a portion to aggregators.

During 2011 ARC’s average realized natural gas price of $3.83 per mcf decreased by nine per cent over the prior year and reflects the 11 per cent decrease in the average AECO monthly posting for 2011 as compared to 2010.

Risk Management and Hedging Activities
ARC maintains a risk management program to reduce the volatility of revenues, increase the certainty of funds from operations, and to protect acquisition and development economics.  ARC limits the amount of total forecast production that can be hedged to a maximum of 55 per cent over the next two years with the remaining 45 per cent of production being sold at market prices.  In addition, ARC’s hedging policy allows, with approval of the Board, further hedging on volumes associated with new production arising from specific capital projects and acquisitions.

Given the significant contribution that ARC’s production of crude oil and natural gas liquids currently adds to its total sales value, ARC’s management recognizes a significant risk associated with an unanticipated reduction in crude oil pricing affecting ARC’s total funds from operations.  Accordingly, it has hedged approximately 50 and 20 per cent of its total gross crude oil and natural gas liquids production throughout 2012 and 2013, respectively, through the use of a variety of crude oil risk management contracts.

Gains and losses on risk management contracts comprise both realized gains and losses representing the portion of risk management contracts that have settled during the period and unrealized gains or losses that represent the change in the mark-to-market position of those contracts throughout the period.  The majority of ARC’s risk management contracts do not meet the accounting requirements to be considered an effective hedge, though ARC considers all risk management contracts to be effective economic hedges of its physical commodity sales transactions. Accordingly, gains and losses on such contracts are shown as a separate line item in the Condensed Consolidated Statements of Income.

During the fourth quarter of 2011, ARC recorded a loss of $96.1 million on its risk management contracts, comprising a realized loss of $16 million and an unrealized loss of $80.1 million. The realized losses include a $50.3 million loss on certain annually-settled crude oil contracts which relate to production throughout 2011 but were cash-settled in their entirety in January 2012 against the 2011 calendar year average WTI benchmark price.  This loss is offset by positive cash settlements related to natural gas swap and natural gas basis swap contracts totaling $29.0 million, realized gains on foreign exchange contracts of $1.2 million and realized gains on electricity contracts of $1.7 million.  Additionally, ARC realized gains of $4.5 million during the fourth quarter on crude oil contracts, almost entirely related to the offsetting of positions previously contracted for volumes in 2012. The unrealized loss is primarily attributed to various crude oil contracts having an average ceiling price of approximately US$90 per barrel that had previously been marked-to-market at an average forward price of approximately US$80 per barrel at September 30, 2011.

During the year ARC has recognized a gain on its risk management contracts of $59.3 million comprising a realized gain of $75.8 million and an unrealized loss of $16.5 million.  The realized gains are mainly attributed to positive cash settlements related to natural gas swap and natural gas basis swap contracts totaling $103.9 million as well as realized gains on electricity contracts of $6 million, foreign exchange contracts of $2.2 million and interest rate contracts of $0.9 million.  This is offset by realized losses of $37.2 million on crude oil contracts, primarily related to a $50.3 million loss realized in the fourth quarter on certain annually-settled crude oil contracts which relate to production throughout 2011 but were cash-settled in their entirety in January 2012 against the 2011 calendar year average WTI benchmark price. The unrealized losses are primarily attributed to the reversal of approximately $41 million of unrealized gains on natural gas contracts that were recorded at December 31, 2010 and have since been cash settled and recognized in the financial statements as as realized gains on risk management contracts.

Table 13 summarizes the total gain on risk management contracts for the fourth quarter of 2011 compared to the same period in 2010:

Table 13
Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power	Interest	Q4 2011 Total	Q4 2010 Total
Realized gain (loss) on contracts (1)	(47.9)	29.0	1.2	1.7	-	(16.0)	20.0
Unrealized gain (loss) on contracts (2)	(78.5)	(2.9)	(0.5)	1.8	-	(80.1)	(85.9)
(Loss) gain on risk management contracts	(126.4)	26.1	0.7	3.5	-	(96.1)	(65.9)
(1)	Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.
(2)	The unrealized gain (loss) on contracts represents the change in fair value of the contracts during the period.

Table 13a summarizes the total gain on risk management contracts for the year ended December 31, 2011 compared to the same period in 2010:

Table 13a
Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power	Interest	YTD 2011 Total	YTD 2010 Total
Realized gain (loss) on contracts (1)	(37.2)	103.9	2.2	6.0	0.9	75.8	65.4
Unrealized gain (loss) on contracts (2)	14.1	(40.4)	1.0	8.7	0.1	(16.5)	28.2
(Loss) gain on risk management contracts	(23.1)	63.5	3.2	14.7	1.0	59.3	93.6
(1)	Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.
(2)	The unrealized gain (loss) on contracts represents the change in fair value of the contracts during the period.

Looking forward, ARC has protected its selling price on natural gas by hedging approximately 77 mmcf per day at an average floor price of $4.54 per mcf for 2012.   Additionally, ARC has protected 18,000 barrels of oil per day for 2012 at a floor price of US$90 per barrel and has protected the price of approximately 8,000 barrels of oil per day for 2013 at a floor price of US$92.51 per barrel.

The following table is a summary of ARC’s risk management contracts for crude oil and natural gas as at February 7, 2012:

Table 14
Summary of Hedge Positions (1) As at December 31, 2011
	2012		2013
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day
Bought Call	116.25	4,000	-	-
Sold Call	91.11	18,000	102.51	7,984
Bought Put	90.00	18,000	92.51	7,984
Sold Put	63.44	16,000	63.33	6,000
Natural Gas (3)	C$/mcf	mcf/day	C$/mcf	mcf/day
Swap	3.66	123,456	-	-
(1)
The prices and volumes noted above represent averages for several contracts and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes.

(2)
For 2012 and 2013, all put positions settle against the monthly average WTI price, providing protection against monthly volatility.  As disclosed in Note 16 of the Consolidated Financial Statements, calls have been sold against either the monthly average or the annual average WTI price.  In the case of settlements, ARC will only have a negative settlement if prices average above the strike price for an entire year providing ARC with greater potential upside price participation for individual months.  Volumes are based on a full year.  Refer to Note 16 of the Consolidated Financial Statements for a complete list of ARC’s annually settled calls.

(3)
The natural gas price shown translates all NYMEX positions to an AECO equivalent price respecting offsetting basis positions and the period end foreign exchange rate.  The equivalent NYMEX price hedged would approximate a fixed sales price of  US$4.20 per mmbtu for 2012.

To accurately analyze ARC’s hedge position, contracts need to be modeled separately as using average prices and volumes may be misleading.   The following provides examples of how Table 14 can be interpreted for approximate values (all in US dollars) at December 31, 2011:
•	If the market price is between $90.00 and $91.11 per barrel, ARC will receive the market price on 18,000 barrels per day.
•	If the market price is between $90.00 and $63.44 per barrel, ARC will receive the market price on 18,000 barrels per day.

•
If the market price is below $63.44 per barrel, ARC will receive $90.00 per barrel less the difference between $63.44 per barrel and the market price on 18,000 barrels per day.  For example, if the market price is at $55 per barrel, ARC will receive $76.56 on 16,000 barrels per day and $90.00 on 2,000 barrels per day.

•	If the market price is between $91.11 per barrel and $116.25 per barrel, ARC will receive $91.11 per barrel on 18,000 barrels per day.
•
If the market price is above $116.25 per barrel, ARC will receive the market price less the difference between $116.25 and $91.11 per barrel on 4,000 barrels per day.  For example, if the market price is at $130 per barrel, ARC will receive $104.86 on 4,000 barrels per day and $91.11 on 14,000 barrels per day.

The net fair value of ARC’s risk management contracts at December 31, 2011 was $2.8 million, representing the expected market price to buy out ARC’s contracts at the balance sheet date, which may differ from what will eventually be settled in future periods.

Operating Netbacks
ARC’s operating netback, before hedging, was $27.55 per boe in the fourth quarter of 2011 and $29.16 per boe for the full year, respectively, as compared to $26.14 per boe and $27.02 per boe, respectively, in the same periods of 2010.

ARC’s fourth quarter and full year 2011 netbacks after including realized hedging gains and losses, were $29.83 per boe and $31.34 per boe, respectively, representing increases of four and seven per cent as compared to the same periods in 2010. These netbacks after hedging include realized gains recorded on ARC’s crude oil and natural gas risk management contracts as well as unrealized losses on risk management contracts that relate to January through December 2011 production in the case of annually-settled risk management contracts.

The components of operating netbacks are summarized in Tables 15 and 15a:
Table 15
Netbacks ($ per boe)	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Condensate ($/bbl)	Natural Gas ($/mcf)	NGL ($/bbl)	Q4 2011 Total ($/boe)	Q4 2010 Total ($/boe)
Average sales price	93.22	80.60	101.13	3.43	51.02	45.58	42.18
Other	-	-	-	-	-	0.11	0.08
Total sales	93.22	80.60	101.13	3.43	51.02	45.69	42.26
Royalties	(16.30)	(8.17)	(30.32)	(0.41)	(14.26)	(7.60)	(6.03)
Transportation	(0.61)	(1.74)	(0.32)	(0.24)	(0.70)	(1.14)	(1.08)
Operating costs (1)	(16.13)	(20.28)	(6.67)	(1.05)	(5.88)	(9.40)	(9.01)
Netback prior to hedging	60.18	50.41	63.82	1.73	30.18	27.55	26.14
Hedging gain (loss) (2)	(3.82)	-	-	0.89	-	2.28	2.50
Netback after hedging	56.36	50.41	63.82	2.62	30.18	29.83	28.64
% of Total	57%	2%	5%	34%	2%	100%	100%
(1)
Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between crude oil, heavy oil, condensate, natural gas and natural gas liquids production.

(2)
Hedging gain includes realized cash gains on risk management contracts plus a reversal for unrealized losses on risk management contracts that relate to 2011 production that have been recognized in netback calculations in prior quarters. Foreign exchange, power and interest risk management contracts are excluded from the netback calculation.

Table 15a
Netbacks ($ per boe)	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Condensate ($/bbl)	Natural Gas ($/mcf)	NGL ($/bbl)	2011 Total ($/boe)	2010 Total ($/boe)
Average sales price	90.05	73.29	96.07	3.83	47.53	47.15	44.88
Other	-	-	-	-	-	0.09	0.08
Total sales	90.05	73.29	96.07	3.83	47.53	47.24	44.96
Royalties	(15.67)	(8.37)	(26.72)	(0.31)	(12.67)	(7.20)	(7.14)
Transportation	(0.57)	(1.78)	(0.29)	(0.26)	(0.45)	(1.18)	(1.10)
Operating costs (1)	(15.98)	(16.80)	(7.36)	(1.07)	(10.52)	(9.70)	(9.70)
Netback prior to hedging	57.83	46.34	61.70	2.19	23.89	29.16	27.02
Hedging gain (loss) (2)	(3.87)	-	-	0.92	-	2.18	2.20
Netback after hedging	53.96	46.34	61.70	3.11	23.89	31.34	29.22
% of Total	54%	2%	5%	37%	2%	100%	100%
(1)
Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between oil, heavy oil, condensate, natural gas and natural gas liquids production.

(2)	Foreign exchange, power and interest risk management contracts are excluded from the netback calculation.

Royalties
ARC pays royalties to the respective provincial governments and landowners of the four western Canadian provinces in which it operates.  Total royalties as a percentage of pre-hedged commodity product sales increased from 14.3 per cent ($6.03 per boe) in the fourth quarter of 2010 to 16.6 per cent ($7.60 per boe) in the fourth quarter of 2011 and decreased from 15.9 per cent ($7.14 per boe) for the full year 2010 to 15.2 per cent ($7.20 per boe) for the full year 2011.  The increase in the royalty rate during the fourth quarter as compared to the same period of the prior year is primarily due to increased oil prices and fewer wells qualifying for the Alberta royalty incentive program applicable to wells drilled between January 1, 2009 and March 31, 2011.   For the full year of 2011, the overall corporate royalty rate has decreased as ARC’s production profile has shifted to increased natural gas production coupled with a low natural gas price environment.

Each province that ARC operates in has established a separate and distinct royalty regime which impacts ARC’s average corporate royalty rate.  A brief description of these royalty regimes is as follows:

British Columbia
Crown royalties on natural gas are determined based on the drill date of the well and a reference price and select price set by the royalty administrator.  There are distinctions made for low productivity wells as well as solution gas produced in association with oil.  Producers are subject to a royalty rate of 20 per cent of sales for all natural gas liquids.  To offset gathering and processing expenses, producers are eligible to receive rebates for the cost of service as well as a gas cost allowance.  There are several royalty incentive programs currently in effect in British Columbia, the most applicable to ARC being the Deep Royalty Program where ARC receives royalty credits based on the drilling to certain specified depths.

Alberta
In Alberta, natural gas and natural gas liquids royalties are comprised of a price component and a quantity component which are a function of par prices as well as production and well depths, respectively.  A five per cent maximum royalty, termed a royalty adjustment, is available for all new gas wells for the first year of production subject to volume restrictions.  Cost allowances are available to offset gathering, compressing and processing expenditures.  There are several royalty programs in place that reduce the price or quantity component or set a maximum royalty rate.

Oil crown royalties are composed of a price and quantity component and a royalty adjustment for a maximum of five per cent is available on new wells.  Several programs exist to reduce the price or quantity components or set a maximum royalty rate.

Saskatchewan
Natural gas crown royalties are a function of monthly production and a provincial average gas price or an operators average gas price dependent on the classification of old gas, new gas, third tier gas or fourth tier gas.   There are no royalties on natural gas liquids recovered at the gas plant, however natural gas liquids measured at the wellhead are classified as crude oil for royalties.  Producers receive a gas cost allowance to offset the cost of gathering and processing.

Oil crown royalties are calculated based on several factors including well productivity, type of oil, and vintage of oil, being new, third tier or fourth tier oil.  Reduced royalty rates are available for qualifying wells under several drilling incentive programs whereby maximum royalty rates are 2.5 per cent.

A corporation Capital Tax Resource Surcharge is payable to the crown by all resources corporations operating in the province.  ARC remits a percentage of sales for each well producing in the province, which varies depending on the finished drill date of the well.

Manitoba
Oil crown royalties are determined based on the classifications of oil as either old, new or third tier and are a function of crown royalty volume and production.  Qualifying wells are eligible for a “holiday oil volume” under the Manitoba Drilling Incentive Program whereby no royalties are payable until the holiday volume has been produced.

ARC holds a relatively small number of crown leases in the area and as such pays only a nominal amount of crown royalties in this province.

Additionally, ARC is subject to freehold royalties in all provinces which arise out of negotiations between ARC and freehold mineral owners.

The following table shows ARC’s expected royalty rate for 2012 which ranges from 13.7 per cent to 15.9 per cent depending on the commodity prices and the production profile of wells eligible for reduced royalty rates applicable under the Alberta and British Columbia provincial royalty regime changes.

Table 16
	Future Estimated Corporate Royalty Rate
Edmonton posted oil (Cdn$/bbl) (1)	$80.00	$80.00	$90.00	$90.00	$100.00	$100.00
AECO natural gas (Cdn$/GJ) (1)	$2.50	$3.50	$2.50	$3.50	$2.50	$3.50
Corporate Royalty Rate (2)(3)	13.7%	14.1%	14.8%	15.1%	15.7%	15.9%
(1)	Canadian dollar denominated prices before quality differentials.
(2)	Estimated corporate royalty rates based on guidelines that are subject to change.
(3)	Corporate royalty rate includes Crown, Freehold and Gross Override royalties for all of ARC’s operating jurisdictions.

Operating Costs
Operating costs increased to $9.40 per boe in the fourth quarter of 2011 compared to $9.01 per boe in the fourth quarter of 2010.  This increase is primarily attributed to increased electricity costs incurred in the fourth quarter where Alberta power costs averaged approximately $76 per mega watt hour as compared to approximately $46 per mega watt hour during the fourth quarter of 2010. ARC hedges a portion of its electricity costs using risk management contracts that do not qualify for hedge accounting and whose gains are therefore included in “gains on risk management contracts”.  For the three months ended December 31, 2011, ARC’s operating costs would have been reduced by $0.20/boe as a result of $1.7 million realized gains on electricity risk management contracts. For the year, operating costs remained constant at $9.70 per boe from 2010 to 2011. Transportation costs were $1.14 per boe during the fourth quarter of 2011 ($1.18 per boe year-to-date) as compared to $1.08 per boe in the fourth quarter of the prior year ($1.10 per boe year-to-date).  ARC’s transportation expense is affected by various factors including service disruptions by third party service providers resulting in ARC requiring alternate transport for its product to reach its point of sale.

General and Administrative (“G&A”) Expenses and Long-Term Incentive Compensation
G&A, prior to any long-term incentive compensation expense and net of overhead recoveries on operated properties, decreased by seven per cent to $13.8 million in the fourth quarter of 2011 from $14.9 million in the fourth quarter of 2010.  Fourth quarter 2011 G&A expenses were slightly lower as compared to the fourth quarter of 2010 due to increased operating recoveries from ARC’s partners offset by modestly increased compensation costs associated with higher staffing levels.

For the year ended December 31, 2011 ARC’s G&A prior to any long-term incentive compensation expense and net of overhead recoveries on operated properties was $55.8 million, a $3.3 million decrease from the year ended December 31, 2010.  This decrease is also a result of increased operating recoveries and is offset somewhat by moderately higher staffing costs.

Table 17 is a breakdown of G&A and incentive compensation expense:

Table 17
	Three months ended December 31			Year ended December 31
G&A and Incentive Compensation Expense ($ millions except per boe)	2011	2010	% Change	2011	2010	% Change
G&A expenses	22.6	19.2	18	81.9	75.0	9
Operating recoveries	(8.8)	(4.3)	105	(26.1)	(15.9)	64
G&A expenses before Long-Term Incentive Plans	13.8	14.9	(7)	55.8	59.1	(6)
G&A – Long-Term Incentive Plans	4.8	19.8	(76)	24.3	32.5	(25)
Total G&A and incentive compensation expense	18.6	34.7	(46)	80.1	91.6	(13)
Total G&A and incentive compensation expense per boe	2.19	4.45	(51)	2.63	3.39	(22)

Long-Term Incentive Plans – Restricted Share Unit & Performance Share Unit Plan, Stock Option Plan, and Deferred Share Unit Plan

Restricted Share Unit (“RSU”) and Performance Share Unit (“PSU”) Plan
The RSU & PSU Plan is designed to offer each eligible employee and officer (the “plan participants”) cash compensation in relation to the value of a specified number of underlying share units. The RSU & PSU Plan consists of RSUs for which the number of units is fixed and will vest over a period of three years and PSUs for which the number of units is variable and will vest at the end of three years.

Upon vesting, the plan participant is entitled to receive a cash payment based on the fair value of the underlying share units plus accrued dividends. The cash compensation issued upon vesting of the PSUs is dependent upon the total return performance of ARC compared to its peers. Total return is calculated as a sum of the change in the market price of the common shares in the period plus the amount of dividends in the period. A performance multiplier is applied to the PSUs based on the percentile rank of ARC’s total shareholder return compared to its peers. The performance multiplier ranges from zero, if ARC’s performance ranks in the bottom quartile, to two for top quartile performance.

ARC recorded additional general and administrative expenses of $4.8 million during the fourth quarter of 2011 ($24.3 million year to date) in accordance with these plans, as compared to $19.8 million during the fourth quarter of 2010 ($32.5 million year to date). For the full year, ARC recorded G&A expense associated with its RSU and PSU plans of $24.3 million as compared to $32.5 million in 2010.  The decrease in both periods reflects a shift in 2011 to granting an increased ratio of PSUs as compared to RSUs to its more senior employees which have a longer vesting period and therefore a longer term over which compensation expense is recorded.

During the year ended December 31, 2011, ARC made total cash payments of $28.1 million in respect of the RSU & PSU Plans.  Of these payments, $20.3 million were in respect of amounts recorded to general and administrative expenses ($20.2 million for the year ended December 31, 2010), $7.8 million were in respect of amounts recorded to operating expenses and capitalized as property, plant and equipment and exploration and evaluation assets ($7.8 million for the year ended December 31, 2010).  These amounts have been accrued in prior periods.

Table 18 shows the changes to the RSU & PSU Plan during 2011:

Table 18
RSU & PSU Plan (number of units, thousands)	RSUs	PSUs	Total RSUs and PSUs
Balance, beginning of period	1,017	1,301	2,318
Granted	381	522	903
Distributed	(474)	(304)	(778)
Forfeited	(72)	(74)	(146)
Balance, end of period (1)	852	1,445	2,297
(1)	Based on underlying units before performance multiplier.

The liability associated with the RSUs and PSUs granted is recognized in the statement of income over the vesting period while being adjusted each period for changes in the underlying share price, accrued dividends and the number of PSUs expected to be issued on vesting. In periods where substantial share price fluctuation occurs, ARC’s G&A expense is subject to significant volatility.

Due to the variability in the future payments under the plan, ARC estimates that between $22.9 million and $101.6 million will be paid out in 2012 through 2014 based on the current share price, accrued dividends and ARC’s market performance relative to its peers.  Table 19 is a summary of the range of future expected payments under the RSU & PSU Plan based on variability of the performance multiplier and units outstanding under the RSU & PSU Plan as at December 31, 2011:

Table 19
Value of RSU & PSU Plan as at December 31, 2011	Performance multiplier
(units thousands and $ millions except per unit)	-	1.0	2.0
Estimated units to vest
RSUs	852	852	852
PSUs	-	1,445	2,890
Total units (1)	852	2,297	3,742
Share price (2)	25.10	25.10	25.10
Value of RSU & PSU Plan upon vesting (3)	22.9	62.3	101.6
2012	12.7	27.9	43.1
2013	7.1	18.3	29.4
2014	3.1	16.1	29.1

(1)	Includes additional estimated units to be issued under the RSU & PSU Plan for accrued dividends.
(2)	Values will fluctuate over the vesting period based on the volatility of the underlying share price. Assumes a future share price of $25.10.
(3)
Upon vesting, a cash payment is made for the value of the share units, equivalent to the current market price of the underlying common shares plus accrued dividends. Payments are made on vesting dates in March and September of each year.

Share Option Plan
Effective January 1, 2011, ARC implemented a share option plan, as approved by shareholders at the special meeting of shareholders held December 15, 2010.  Share options are granted to officers, certain employees and certain consultants of ARC, vesting evenly on the fourth and fifth anniversary of their respective grant dates and have a maximum term of seven years.  The option holder has the right to exercise the options at the original exercise price or at a reduced exercise price, equal to the exercise price at grant date less all dividends paid subsequent to the grant date and prior to the exercise date.

On March 24, 2011, 430,990 share options were granted under this plan with an exercise price of $27.11 per share and are subject to a reduction in exercise price equal to the amount of dividends declared between the period of the grant date and the date the option vests. Compensation expense of $0.5 million has been recorded in 2011 and is included within G&A expenses. During the year, 11,708 of the options granted were forfeited resulting in an ending balance of 419,282 share options outstanding.

Deferred Share Unit Plan (“DSU Plan”)
Effective January 1, 2011, ARC shareholders approved a DSU Plan for its non-employee directors under which each director receives a minimum of 55 per cent of their total annual remuneration in the form of deferred share units (“DSUs”).  Each DSU fully vests on the date of grant but is settled in cash only when the director has ceased to be a member of the Board of Directors of the Corporation.   For the three and twelve months ended December 31, 2011, compensation expense of $0.5 million and $1.6 million, respectively, was recorded in relation to the DSU Plan (nil in 2010).

Interest and financing charges
Interest and financing charges decreased to $9.2 million in the fourth quarter of 2011 ($38.9 million year to date) from $10.5 million in the fourth quarter of 2010 ($42.5 million year to date) reflecting overall lower average debt levels and lower credit spreads on ARC’s new credit facility signed in the third quarter of 2011.

At December 31, 2011, ARC had $761.7 million of long-term debt outstanding, including a current portion of $40.5 million of senior note principal that is due for repayment within the next twelve months.  Of the total debt balance, $437.9 million is fixed at a weighted average interest rate of 5.87 per cent while the remaining $323.8 million incurs a floating interest rate based on market rates plus a current credit spread of 160 basis points.    On September 26, 2011, ARC entered into a new credit facility which had the effect of reducing its credit spread from 200 basis points to its current credit spread (see “Capitalization, Financial Resources and Liquidity”). Approximately 54 per cent (US$402 million) of ARC’s debt outstanding is denominated in US dollars.

Foreign Exchange Gains and Losses
ARC recorded a foreign exchange gain of $8.8 million in the fourth quarter of 2011 compared to a gain of $15.1 million in the fourth quarter 2010. For the full year, ARC recorded a foreign exchange loss of $10.5 million as compared to a gain of $26.8 million for the same period in 2010.  During 2011, the US dollar relative to the Canadian dollar increased in value from a rate of 0.9946 to 1.017, thereby increasing the Canadian dollar equivalent value of ARC’s US dollar denominated debt during the period by approximately $9 million.  In addition, ARC recorded a $0.8 million realized foreign exchange loss arising from US denominated transactions such as interest payments, debt repayments and hedging settlements that were recorded during the year ended December 31, 2011.

Table 20 shows the various components of foreign exchange gains and losses:

Table 20
	Three months ended December 31			Twelve months ended December 31
Foreign Exchange Gains/Losses ($ millions)	2011	2010	% Change	2011	2010	% Change
Unrealized (loss) gain on US denominated debt	8.3	10.3	(19)	(13.0)	(6.0)	117
Realized gain on US denominated debt	1.1	4.6	(76)	3.3	32.9	(90)
Realized (loss) gain on US denominated transactions	(0.6)	0.2	(400)	(0.8)	(0.1)	700
Total foreign exchange (loss) gain	8.8	15.1	(42)	(10.5)	26.8	(139)

Taxes
During the fourth quarter of 2011, a deferred income tax recovery of $17.4 million was recorded compared to an expense of $12.9 million in the fourth quarter of 2010.  A deferred tax expense of $97 million was recorded for the year ended December 31, 2011 as compared to $33.2 million for the year ended December 31, 2010.  The value of ARC’s risk management contracts was reduced from a net asset position of $88.1 million at September 30, 2011 to $2.9 million at December 31, 2011.  The reversal of temporary differences associated with these assets was the primary reason for a deferred tax recovery in the fourth quarter.  For the year ended December 31, 2011, the increased deferred tax expense over 2010 is primarily related to temporary differences arising from the book basis of ARC’s property, plant and equipment relative to its tax basis, the deferral of ARC’s partnership income and is offset by the decrease in value of ARC’s risk management contracts which is not subject to tax until the contract positions are settled.

The corporate income tax rate applicable to 2011 is 26.5 per cent, however, ARC and its subsidiaries did not pay any material cash income taxes for the year ended December 31, 2011. Up until December 31, 2010, ARC’s structure was such that both current income tax and deferred tax liabilities were passed onto its unitholders by means of royalty payments made between ARC and the Trust.  With the conversion from a trust structure to a traditional corporate structure completed on December 31, 2010, ARC is subject to current income taxes in 2011 and beyond. Current taxes payable by ARC will be subject to normal corporate tax rates. Taxable income as a corporation will vary depending on total income and expenses and with changes to commodity prices, costs, claims for both accumulated tax pools and tax pools associated with current year expenditures.

On December 15, 2011 Federal Bill C-13 received royal assent and implemented the measure introduced in the June 2011 budget to limit the ability of a corporation to defer the taxation of income earned through a partnership.  ARC’s oil and natural gas properties are directly owned and operated by ARC Resources General Partnership, which has a January 31 year-end.   Using the current forward commodity price outlook, a modeled future production volume forecast and current tax legislation including the expected loss of its deferral of its partnership income, ARC expects to be in a cash tax-paying position in 2012.

The income tax pools (detailed in Table 21) are deductible at various rates and annual deductions associated with the initial tax pools will decline over time.

Table 21
Income Tax Pool type ($ millions)	December 31, 2011	Annual deductibility
Canadian Oil and Gas Property Expense	876.8	10% declining balance
Canadian Development Expense	678.0	30% declining balance
Canadian Exploration Expense	103.6	100%
Undepreciated Capital Cost	690.0	Primarily 25% declining balance
Non-Capital Losses	290.7	100%
Research and Experimental Expenditures	28.7	100%
Other	19.7	Various rates, 7% declining balance to 20%
Total Federal Tax Pools	2,687.5
Additional Alberta Tax Pools	177.6	Various rates, 25% declining balance to 100%

Depletion, Depreciation and Amortization Expense and Impairment Charges
In accordance with IFRS, ARC records depletion, depreciation and amortization (“DD&A”) expense on its property, plant and equipment over the assets’ individual useful lives employing the unit of production method using proved plus probable reserves and associated estimated future development capital required for its oil and natural gas assets and a straight-line method for its corporate administrative assets.   Assets in the exploration and evaluation (“E&E”) phase are not amortized.  During the three and twelve months ended December 31, 2011, ARC recorded $178.1 million and $509.2 million of DD&A expense, respectively, as compared to DD&A expense of $137.9 million and $408.7 million for the three and twelve months ended December 31, 2010.

Under IFRS, impairments are recognized when an asset’s or group of assets’ carrying values exceed their recoverable amount defined as the higher of the value in use or fair value less cost to sell.  Any asset impairment that is recorded is recoverable to its original value less any associated DD&A should there be indicators that the recoverable amount of the asset has increased in value since the time of recording the initial impairment.  At December 31, 2011, ARC recognized an impairment charge of $55.3 million on the southern Alberta and southwest Saskatchewan district.  This district had previously recorded impairment charges of $30.7 million at December 31, 2010 and subsequently recovered the impairment, net of associated DD&A, during the first quarter of 2011 as a result of improved forward commodity pricing.  An impairment charge of $45.1 million was also recorded in the third quarter in this district.  The total net impairment charge recorded on this district during 2011 was $71.9 million.  As natural gas prices have fallen during the first quarter of 2012 from their level at December 31, 2011 and the recoverable amount of this CGU is very sensitive to any decrease in gas pricing, further impairment charges could be recorded in future periods.  Alternatively, an improvement of commodity prices could promote the recovery of any impairment charges recorded to date, less applicable depreciation charges.

A breakdown of the DD&A rate is summarized in Table 22:

Table 22
	Three months ended December 31			Twelve months ended December 31
DD&A Rate ($ millions except per boe amounts)	2011	2010	% Change	2011	2010	% Change
Depletion of oil and gas assets	121.3	105.9	15	431.6	374.9	15
Depreciation of fixed assets	1.5	1.3	15	5.7	3.1	84
Impairment charges (net of recoveries)	55.3	30.7	80	71.9	30.7	134
Total DD&A and impairment	178.1	137.9	29	509.2	408.7	25
DD&A rate per boe, before impairment	14.51	13.76	5	14.36	14.00	3
DD&A rate per boe	21.04	17.70	19	16.72	15.14	10

Capital Expenditures, Acquisitions and Dispositions
Capital expenditures, excluding acquisitions and dispositions, totaled $195 million in the fourth quarter of 2011 as compared to $159.1 million during the fourth quarter of 2010.  This total included development and production additions to property, plant and equipment of $169.9 million (2010 - $158.1 million) and additions to exploration and evaluation assets of $25.1 million (2010 - $1 million).  Property, plant and equipment expenditures include drilling and completions, geological, geophysical, facilities expenditures and undeveloped land purchases in our development assets.  Exploration and evaluation expenditures include drilling and completions, geological and geophysical expenditures and undeveloped land purchases in areas that have been determined by management to be in the exploration and evaluation stage.

During the fourth quarter of 2011, $58.2 million was spent on ARC’s resource plays, including $35.5 million for development of the Montney resource play in northeast British Columbia, $1 million on undeveloped lands for the Montney resource play and $19.9 million for the Cardium resource play in Alberta.  Of the amount remaining, $126.8 million was spent on ARC’s conventional oil and gas properties, $2.5 million spent on conventional land purchases, $3.8 million on ARC’s enhanced oil recovery initiatives and $3.7 million on corporate capital including information technology expenditures.

A breakdown of capital expenditures and net acquisitions is shown in Tables 23 and 23a:

Table 23
	Three Months Ended December 31
	2011			2010
Capital Expenditures ($ millions)	E&E	PP&E	Total	E&E	PP&E	Total	% Change
Geological and geophysical	3.2	1.7	4.9	(0.1)	5.7	5.6	(13)
Drilling and completions	21.5	126.0	147.5	1.1	99.3	100.4	47
Plant and facilities	0.1	38.4	38.5	-	42.9	42.9	(10)
Undeveloped land purchased at crown land sales	0.3	3.2	3.5	-	6.9	6.9	(50)
Other	-	0.6	0.6	-	3.3	3.3	(82)
Total capital expenditures	25.1	169.9	195.0	1.0	158.1	159.1	23
Acquisitions (1)	2.5	20.4	22.9	-	1.2	1.2	1808
Dispositions (2)	-	1.7	1.7	-	(0.4)	(0.4)	(525)
Corporate acquisition	-	-	-	-	-	-	-
Total capital expenditures and net acquisitions	27.6	192.0	219.6	1.0	158.9	159.9	37
(1)	Value is net of post-closing adjustments.
(2)	Represents proceeds and adjustments to proceeds from divestitures.

For the year ended December 31, 2011, capital expenditures, excluding acquisitions and dispositions, totaled $726 million as compared to $590.9 million during the same period of 2010.  Drilling and completions were the largest component of 2011 capital expenditures at $456.5 million with $391 million or 86 per cent directed towards oil and liquids rich natural gas drilling and 14 per cent at dry gas development. This total includes development and production additions to property, plant and equipment of $619.3 million (2010 - $538.8 million) and additions to exploration and evaluation assets of $106.7 million (2010 - $52.1 million).  Of the total year to date spending, $313.1 million was spent on ARC’s resource plays, including $228.1 million for development of the Montney resource play in northeast British Columbia, $14 million on undeveloped lands for the Montney resource play, $56.6 million for the Cardium resource play in Alberta and $9.4 million on undeveloped lands in the Cardium resource play area. Of the amount remaining, $330.2 million was spent on ARC’s conventional oil and gas properties, $51.6 million spent on conventional land purchases, $20.4 million on ARC’s enhanced oil recovery initiatives and $10.7 million on corporate capital including information technology expenditures.

Table 23a
	Twelve Months Ended December 31
	2011			2010
Capital Expenditures ($ millions)	E&E	PP&E	Total	E&E	PP&E	Total	% Change
Geological and geophysical	8.6	17.3	25.9	2.5	13.5	16.0	62
Drilling and completions	43.5	413.0	456.5	5.6	352.9	358.5	27
Plant and facilities	0.2	164.9	165.1	-	131.4	131.4	26
Undeveloped land purchased at crown land sales	54.4	20.5	74.9	44.0	16.9	60.9	23
Other	-	3.6	3.6	-	24.1	24.1	(85)
Total capital expenditures	106.7	619.3	726.0	52.1	538.8	590.9	23
Acquisitions (1)	15.9	41.2	57.1	-	8.9	8.9	542
Dispositions (2)	-	(168.4)	(168.4)	-	(3.9)	(3.9)	4218
Corporate acquisition	-	-	-	-	652.1	652.1	(100)
Total capital expenditures and net acquisitions	122.6	492.1	614.7	52.1	1,195.9	1,248.0	(51)
(1)	Value is net of post-closing adjustments.
(2)	Represents proceeds and adjustments to proceeds from divestitures.

On a regular basis, ARC evaluates its asset portfolio to ensure that all assets still fit our business strategy and may sell assets that do not meet our retention guidelines.  During the first quarter of 2011, ARC disposed of non-core assets in central Alberta that produced approximately 3,400 boe per day (60 per cent gas and 40 per cent liquids) for proceeds of $170 million.  A gain on sale was recorded in relation to this transaction of $74.9 million reflecting the difference between the proceeds of sale and the carrying cost of the assets sold.  Also during the first quarter, ARC entered into a swap agreement with another oil and natural gas producer to dispose of interests in certain undeveloped lands in northeast British Columbia in exchange for additional undeveloped land in the same area adjacent to areas where ARC is currently active.  A gain on sale of approximately $13 million was recorded on this transaction. During the second quarter, ARC entered into a swap agreement with another oil and natural gas producer to dispose of interests in certain resource properties in northwest Alberta in exchange for resource properties in Northern Alberta.  This transaction closed in the third quarter and a gain on sale of $4.8 million was recorded.

ARC initially funds its capital expenditures with funds from operations that are available subsequent to current period expenditures on site restoration and reclamation, net reclamation fund contributions and dividends declared in the current period.  Further funding is obtained by proceeds from DRIP with the remaining funding supplied by its credit facilities.   Approximately 85 per cent of the $195 million capital program in the fourth quarter of 2011 was financed with funds from operations and proceeds from DRIP as compared to 81 per cent in the fourth quarter of 2010.

Table 24
Source of Funding of Capital Expenditures and Net Acquisitions
($ millions)
	Three Months Ended December 31, 2011			Three Months Ended December 31, 2010
	Capital Expenditures	Net Acquisitions	Total Expenditures	Capital Expenditures	Net Acquisitions	Total Expenditures
Expenditures	195.0	24.6	219.6	159.1	0.8	159.9

Funds from operations(1)	71%	-	64%	66%	-	65%
Proceeds from DRIP	14%	-	12%	15%	-	15%
Debt (excess funding)	15%	100%	24%	19%	100%	20%
	100%	100%	100%	100%	100%	100%
(1)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.

Table 24a
Source of Funding of Capital Expenditures and Net Acquisitions
($ millions)
	Twelve Months Ended December 31, 2011			Twelve Months Ended December 31, 2010
	Capital Expenditures	Net Acquisitions	Total Expenditures	Capital Expenditures	Net Acquisitions	Total Expenditures
Expenditures	726.0	(111.3)	614.7	590.9	657.1	1,248.0
Funds from operations(1)	68%	-	81%	60%	-	29%
Proceeds from DRIP	15%	-	17%	13%	-	6%
Debt (excess funding)	17%	100%	2%	27%	100%	65%
	100%	100%	100%	100%	100%	100%
(1)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.

Asset Retirement Obligations and Reclamation Fund
At December 31, 2011, ARC has recorded asset retirement obligations (“ARO”) of $496.4 million ($381.7 million at December 31, 2010) for the future abandonment and reclamation of ARC’s properties. The estimated ARO includes assumptions in respect of actual costs to abandon wells or reclaim the property, the time frame in which such costs will be incurred as well as annual inflation factors in order to calculate the undiscounted total future liability. The future liability has been discounted at a liability-specific risk-free interest rate of 2.49 per cent (3.52 per cent at December 31, 2010).

Accretion charges of $3.3 million and $3.4 million for the three months ended December 31, 2011 and 2010 and $13.4 million and $12.6 million for the twelve months ended December 31, 2011 and 2010, respectively, has been recognized in the Consolidated Statements of Income to reflect the increase in the ARO liability associated with the passage of time.

Actual spending under ARC’s abandonment and reclamation program for the three and twelve months ended December 31, 2011 was $3.4 million ($2.7 million in 2010) and $8.4 million ($7.8 million in 2010), respectively.

ARC established a restricted reclamation fund to finance obligations specifically associated with its Redwater property in 2005.  Minimum contributions to this fund will be approximately $76 million over the next 45 years.  The balance of this fund totaled $26.9 million at December 31, 2011, compared to $25 million at December 31, 2010.  Under the terms of ARC’s investment policy, reclamation fund investments and excess cash can only be invested in Canadian or US Government securities, investment grade corporate bonds, or investment grade short-term money market securities.

Environmental stewardship is a core value at ARC and abandonment and reclamation activities continue to be made in a prudent, responsible manner with the oversight of the Health, Safety and Environment Committee of the Board. Ongoing abandonment expenditures for all of ARC’s assets including contributions to the Redwater reclamation fund are funded entirely out of funds from operations.

Capitalization, Financial Resources and Liquidity
A breakdown of ARC’s capital structure as at December 31, 2011 and 2010 is outlined in Table 25:

Table 25
Capital Structure and Liquidity ($ millions except per cent and ratio amounts)	December 31, 2011	December 31, 2010
Long-term debt(1)	761.7	803.5
Working capital deficit (2)	148.0	67.5
Net debt obligations (3)	909.7	871.0
Market value of common shares (4)	7,251.4	7,226.6
Total capitalization (5)	8,161.1	8,097.6
Net debt as a percentage of total capitalization	11.1%	10.8%
Net debt to funds from operations(3)	1.1	1.3
(1)	Includes a current portion of long-term debt of $40.5 million and $15.7 million at December 31, 2011 and December 31, 2010, respectively.
(2)
Working capital deficit is calculated as current liabilities less the current assets as they appear on the Consolidated Balance Sheets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and asset retirement obligations contained within liabilities associated with assets held for sale.

(3)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.
(4)	Calculated using the total common shares outstanding at December 31, 2011 multiplied by the closing share price of $25.10 at December 31, 2011 (closing share price of $25.41 at December 31, 2010).
(5)
Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by ARC.  Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.

At December 31, 2011, ARC had total credit facilities of $1.6 billion with debt of $761.7 million currently drawn. After its $148 million working capital deficit ARC has available credit of approximately $674 million.  ARC’s long-term debt balance includes a current portion of $40.5 million at December 31, 2011 ($15.7 million at December 31, 2010) reflecting principal payments that are due to be paid within the next twelve months.  ARC intends to refinance these obligations by drawing on its syndicated credit facility at the time the payments are due.

Costs of borrowing under the syndicated credit facility comprise two items: first, the underlying interest rate on Bankers’ Acceptances and Prime Loans (CDN dollar loans) or LIBOR Loans and US Base Rate Loans (US denominated borrowings) and second, ARC’s credit spread.  The credit spread to ARC from the beginning of 2009 to July 2010 ranged between 60 and 70 basis points on all Bankers’ Acceptances and LIBOR Loans. No Prime Loans or US Base Rate Loans were drawn during this period.  Effective August 2010, under the new bank credit facilities, the credit spread increased to 225 basis points for the remainder of 2010. Effective April 1, 2011, ARC’s credit spread decreased to 200 basis points. On September 26, 2011, ARC extended its credit facility an additional two years to August 3, 2015 and reduced its current credit spread to 160 basis points.  Future credit spreads to ARC may range from 160 to 325 basis points for Bankers’ Acceptances and LIBOR loans depending on ARC’s ratio of debt to net income before non-cash items, interest expense and income taxes. In addition to paying interest on the outstanding debt under the revolving syndicated credit facility, ARC is charged a standby fee for the amount of the undrawn facility. This standby fee has ranged from 12.5 to 15 basis points from the beginning of 2009 to July 2010, from 50 to 87.5 basis points from August 2010 to September 26, 2011 and now ranges from 32 to 65 basis points under the renewed facility. These spreads are adjusted on the first day of the third month after each quarter-end date except in the case of the fourth quarter where the spreads are adjusted on the first day of the fourth month following the end of the relevant fiscal year.

ARC’s debt agreements contain a number of covenants all of which were met as at December 31, 2011. These agreements are available at www.sedar.com.  The major financial covenants are described below:

•	Long-term debt and letters of credit not to exceed three times annualized net income before non-cash items and interest expense;
•	Long-term debt, letters of credit, and subordinated debt not to exceed four times annualized net income before non-cash items and interest expense; and
•	Long-term debt and letters of credit not to exceed 50 per cent of the book value of Shareholders’ equity and long-term debt, letters of credit and subordinated debt.

ARC’s long-term strategy is to target debt between one and 1.5 times funds from operations and under 20 per cent of total capitalization. This strategy resulted in manageable debt levels throughout 2011 and 2010 and has positioned ARC to remain well within its debt covenant.

ARC typically uses three markets to raise capital: equity, bank debt and long-term notes.  Long-term notes are issued to large institutional investors normally with an average term of five to 12 years. The cost of this debt is based upon two factors: the current rate of long-term government bonds and ARC’s credit spread. ARC’s average interest rate on its outstanding long-term notes is currently 5.87 per cent.

ARC expects to finance its 2012 capital program with funds from operations, proceeds from the DRIP, existing credit lines and proceeds from the disposition of minor assets and non-strategic assets.  In 2011, ARC funded 83% of its net capital expenditures of $726 million from funds from operations and DRIP.  Proceeds from net dispositions in 2011 of $111.3 million were also used to fund ARC’s total internal development program of $726 million while keeping year over year debt balances essentially flat.  ARC will continue its asset redeployment strategy in 2012 and beyond to high grade the asset base with the objective of enhancing shareholder value.

Shareholders’ Equity
At December 31, 2011, there were 288.9 million shares outstanding, an increase of 4.5 million shares over the balance of shares issued at December 31, 2010, entirely attributable to shares issued to participants in the DRIP.

Shareholders electing to reinvest dividends or make optional cash payments to acquire shares from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions. During the year ended December 31, 2011, ARC raised proceeds of $105.8 million and issued 4.5 million common shares pursuant to the DRIP at an average price of $23.44 per share.

During the first quarter of 2011, ARC issued its first grant of 430,990 options under its share option plan to certain officers and employees of the Corporation.  These options vest in equal parts on the fourth and fifth anniversaries of the grant date, respectively, and had a weighted average exercise price of $27.11 per share.  The granting of these options did not add any additional common shares to the diluted weighted average common share balance at the three and twelve months ended December 31, 2011 as they were anti-dilutive.

Dividends
In the fourth quarter of 2011, ARC declared dividends totaling $86.7 million ($0.30 per share) compared to $82.9 million ($0.30 per share) during the fourth quarter of 2010.  For the year ended December 31, 2011, ARC declared dividends totaling $344.2 million ($1.20 per share) as compared to $313.5 million ($1.20 per share) in 2010.

As a dividend-paying corporation, ARC typically declares monthly dividends to its shareholders.  ARC continually assesses dividend levels in light of commodity prices, capital expenditure programs and production volumes, to ensure that dividends are in line with the long-term strategy and objectives of ARC as per the following guidelines:

•
To maintain a dividend policy that, in normal times, in the opinion of management and the Board of Directors, is sustainable for a minimum period of six months after factoring in the impact of current commodity prices on funds from operations. ARC’s objective is to normalize the effect of volatility of commodity prices rather than to pass that volatility onto shareholders in the form of fluctuating monthly dividends.

•
To ensure that ARC’s financial flexibility is maintained by a review of ARC’s level of debt to equity and debt to funds from operations. The use of funds from operations and proceeds from equity offerings to fund capital development activities reduces the need to use debt to finance these expenditures.

The actual amount of future monthly dividends is proposed by management and is subject to the approval and discretion of the Board of Directors. The Board reviews future dividends in conjunction with their review of quarterly financial and operating results.  Dividends are taxable to the shareholder irrespective of whether payment is received in cash or shares via the DRIP.

On January 16, 2012, ARC confirmed that a dividend of $0.10 per share designated as an eligible dividend will be paid on February 15, 2012 to shareholders of record on January 31, 2012. The ex-dividend date is January 27, 2012.

Please refer to ARC’s website at www.arcresources.com for details of the monthly dividend amounts and dividend dates for 2012.

Environmental Initiatives Impacting ARC
There are no new material environmental initiatives impacting ARC at this time.

Contractual Obligations and Commitments
ARC has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, lease rental obligations and employee agreements. These obligations are of a recurring, consistent nature and impact ARC’s cash flows in an ongoing manner. ARC also has contractual obligations and commitments that are of a less routine nature as disclosed in Table 26.

Table 26
	Payments Due by Period
($ millions)	1 year	2–3 years	4-5 years	Beyond 5 years	Total
Debt repayments (1)	44.4	80.9	408.2	228.2	761.7
Interest payments (2)	24.7	42.2	32.1	38.7	137.7
Reclamation fund contributions (3)	4.3	7.7	6.7	57.5	76.2
Purchase commitments	33.6	42.1	12.8	5.0	93.5
Transportation commitments	33.9	60.6	36.4	5.9	136.8
Operating leases	11.1	18.5	16.1	61.3	107.0
Risk management contract premiums (4)	0.8	1.7	-	-	2.5
Total contractual obligations	152.8	253.7	512.3	396.6	1,315.4

(1) Long-term and short-term debt.
(2) Fixed interest payments on senior notes.
(3) Contribution commitments to a restricted reclamation fund associated with the Redwater property.
(4) Fixed premiums to be paid in future periods on certain commodity risk management contracts.

In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 16 of the Consolidated Financial Statements). As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at December 31, 2011 on the balance sheet as part of risk management contracts.

ARC enters into commitments for capital expenditures in advance of the expenditures being made. At any given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital in a future period. ARC’s 2012 capital budget of $760 million has been approved by the Board of Directors.

ARC is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on ARC’s financial position or results of operations and therefore the commitment table (Table 26) does not include any commitments for outstanding litigation and claims.

ARC has certain sales contracts with aggregators whereby the price received by ARC is dependent upon the contracts entered into by the aggregator. This commitment has not been disclosed in the commitment table (Table 26) as it is of a routine nature and is part of normal course of operations.

The above table does not include any amounts that may be payable to ARC officers and certain ARC staff in the event of a change of control due to the unlikeness of this event occurring in the foreseeable future.

Off Balance Sheet Arrangements
ARC has certain lease agreements, all of which are reflected in the Contractual Obligations and Commitments table (Table 26), which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases on the balance sheet as of December 31, 2011.

Critical Accounting Estimates
ARC has continuously refined and documented its management and internal reporting systems to ensure that accurate, timely, internal and external information is gathered and disseminated.

ARC’s financial and operating results incorporate certain estimates including:

•	estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

•	estimated capital expenditures on projects that are in progress;

•	estimated depletion, depreciation and amortization charges that are based on estimates of oil and gas reserves that ARC expects to recover in the future;

•	estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;

•	estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures

•	estimated future recoverable value of property, plant and equipment and goodwill and any associated impairment charges or recoveries.

•	estimated compensation expense under ARC’s PSU plan that is based on an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier; and

•	estimated deferred income tax assets and liabilities based on current tax interpretations, regulations and legislation that is subject to change.

ARC has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

ARC’s leadership team’s mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with ARC’s environmental, health and safety policies.

ASSESSMENT OF BUSINESS RISKS
The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with ARC’s business that can impact the financial results.  They include, but are not limited to:

Volatility of Oil and Natural Gas Prices
ARC’s operational results and financial condition, and therefore the amount of capital expenditures and future dividend payments made to shareholders, are dependent on the prices received for oil and natural gas production. Natural gas production in the United States continued to establish new production records during 2011 and as a consequence North American natural gas inventories are at record highs.   Natural gas prices declined in 2011 from 2010 and again declined significantly in early 2012 from 2011.  Continued or decreasing natural gas prices will affect ARC’s cash flow, impacting ARC’s level of capital expenditures and may result in the shut-in of certain natural gas properties. Any movement in oil and natural gas prices will have an effect on ARC’s ability to continue with its capital expenditure program and its ability to pay dividends.  Future declines in oil and natural gas prices may result in future declines in, or elimination of, any future dividends. Oil and natural gas prices are determined by economic and, in some circumstances, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions, impact prices.  ARC may manage the risk associated with changes in commodity prices by entering into oil or natural gas price derivative contracts. If ARC engages in activities to manage its commodity price exposure, it may forego the benefits it would otherwise experience if commodity prices were to increase. In addition, commodity derivative contracts activities could expose ARC to losses. To the extent that ARC engages in risk management activities related to commodity prices, it will be subject to credit risks associated with counterparties with which it contracts.

Refinancing and Debt Service
ARC currently has a $1 billion financial covenant-based syndicated credit facility with twelve banks.  At the request of ARC, the lenders will review the credit facility each year and determine if they will extend for another year. In the event that the facility is not extended before August 3, 2015, indebtedness under the facility will become repayable at that date. There is also a risk that the credit facility will not be renewed for the same amount or on the same terms. Any of these events could affect ARC’s ability to fund ongoing operations and make future dividend payments.

ARC currently has US$402.1 million of U.S. denominated long-term debt outstanding which requires annual principal repayments in 2012 through 2022. ARC intends to fund these principal repayments with existing credit facilities. In the event ARC is unable to fund future principal repayments it may impact ARC’s ability to fund its ongoing operations and make future dividend payments.

ARC is required to comply with covenants under the credit facility. In the event that ARC does not comply with covenants under the credit facility, ARC’s access to capital could be restricted or repayment could be required. ARC routinely reviews the covenants based on actual and forecast results and has the ability to make changes to its development plans and/or dividend policy to comply with covenants under the credit facility. If ARC becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lender may foreclose on such assets of ARC or sell the working interests.

Operational Matters
The operation of oil and gas wells involves a number of operating and natural hazards that may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to operating subsidiaries of ARC and possible liability to third parties. ARC maintains liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. ARC may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce dividend payments to shareholders.

Continuing production from a property, and to some extent the marketing of production there from, are largely dependent upon the ability of the operator of the property. Approximately 15 per cent of ARC’s production is operated by third parties. ARC has limited ability to influence costs on partner operated properties. Operating costs on most properties have increased steadily over recent years. To the extent the operator fails to perform these functions properly, ARC’s revenue from such property may be reduced. Payments from production generally flow through the operator and there is a risk of delayed payment, or non-payment and additional expense in recovering such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of ARC to certain properties. A reduction of future dividend payments to shareholders could result under such circumstances.

Reserves Estimates
The reserves and recovery information contained in ARC’s independent reserves evaluation is only an estimate. The actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by the independent reserves evaluator. The reserves report was prepared using certain commodity price assumptions. If lower prices for crude oil, natural gas liquids and natural gas are realized by ARC and substituted for the price assumptions utilized in those reserves reports, the present value of estimated future net cash flows for ARC’s reserves as well as the amount of ARC’s reserves would be reduced and the reduction could be significant.

Depletion of Reserves and Maintenance of Dividend
ARC’s future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on ARC’s success in exploiting its reserves base and acquiring additional reserves. Without reserves additions through acquisition or development activities, ARC’s reserves and production will decline over time as the oil and natural gas reserves are produced out.  There can be no assurance that ARC will make sufficient capital expenditures to maintain production at current levels nor, as a consequence, that the amount of dividends by ARC to shareholders can be maintained at current levels. There can be no assurance that ARC will be successful in developing or acquiring additional reserves on terms that meet ARC’s investment objectives.

Counterparty Risk
ARC assumes customer credit risk associated with oil and gas sales, financial hedging transactions and joint venture participants.  In the event that ARC’s counterparties default on payments to ARC, cash flows will be impacted and dividend payments to shareholders may be impacted.  ARC has established credit policies and controls designed to mitigate the risk of default or non-payment with respect to oil and gas sales, financial hedging transactions and joint venture participants. A diversified sales customer base is maintained and exposure to individual entities is reviewed on a regular basis.

Variations in Interest Rates and Foreign Exchange Rates
Variations in interest rates could result in an increase in the amount ARC pays to service debt. World oil prices are quoted in U.S. dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact ARC’s net production revenue. Volatility in interest rates and the Canadian dollar may affect future cash flow from operations and reduce funds available for both dividends and capital expenditures.  ARC may initiate certain derivative contracts to attempt to mitigate these risks. To the extent that ARC engages in risk management activities related to foreign exchange rates, it will be subject to credit risk associated with counterparties with which it contracts. An increase in Canadian/U.S. exchange rates may impact future dividend payments to shareholders and the value of ARC’s reserves as determined by independent evaluators.

Changes in Income Tax Legislation
In the future, income tax laws or other laws may be changed or interpreted in a manner that adversely affects ARC or its shareholders.  Tax authorities having jurisdiction over ARC or its shareholders may disagree with how ARC calculates its income for tax purposes to the detriment of ARC and its shareholders.

Changes in Government Royalty Legislation
Provincial programs related to the oil and natural gas industry may change in a manner that adversely impacts shareholders.  ARC currently operates in British Columbia, Alberta, Saskatchewan and Manitoba, all of which have different royalty programs that could be revised at any time. Future amendments to royalty programs in any of ARC’s operating jurisdictions could result in reduced cash flow and reduced dividend payments to shareholders.

Acquisitions
The price paid for acquisitions is based on engineering and economic estimates of the potential reserves made by independent engineers modified to reflect the technical views of management. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas and natural gas liquids future prices of oil, natural gas and natural gas liquids and operating costs, future capital expenditures and royalties and other government levies that will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the working interests, management and ARC. In particular, changes in the prices of and markets for oil, natural gas and natural gas liquids from those anticipated at the time of making such assessments will affect the amount of future dividends and the value of the shares. In addition, all such estimates involve a measure of geological and engineering uncertainty that could result in lower production and reserves than attributed to the working interests. Actual reserves could vary materially from these estimates. Consequently, the reserves acquired may be less than expected, which could adversely impact cash flow and dividends to shareholders.

Environmental Concerns and Impact on Enhanced Oil Recovery Projects
The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of ARC or its working interests. Such legislation may be changed to impose higher standards and potentially more costly obligations on ARC.   Furthermore, management believes the federal political parties appear to favor new programs for environmental laws and regulation, particularly in relation to the reduction of emissions, and there is no assurance that any such programs, laws or regulations, if proposed and enacted, will not contain emission reduction targets which ARC cannot meet.  Financial penalties or charges could be incurred as a result of the failure to meet such targets.  In particular there is uncertainty regarding the Federal Government’s Regulatory Framework for Air Emissions (“Framework”), as issued under the Canadian Environmental Protection Act.

Additionally, the potential impact on ARC’s operations and business of the Framework, with respect to instituting reductions of greenhouse gases, is not possible to quantify at this time as specific measures for meeting Canada’s commitments have not been developed. Currently, companies are permitted to emit CO2 into the atmosphere with no requirement to capture and re-inject the emissions. In order for ARC to carry out its enhanced oil recovery program it is necessary to obtain CO2 at a cost effective rate. Given that companies are not forced to capture their emissions, the infrastructure has not been put in place to facilitate this process. Without any additional provisions from the government, the economic parameters of ARC’s enhanced oil recovery programs would be limited.

ARC has established a reclamation fund (the “Redwater fund”) for the purpose of funding future environmental and reclamation obligations at its Redwater property.  For ARC’s other properties, future environmental and reclamation obligations will be funded with funds from operations in future periods.  Contributions to the Redwater fund are based on current estimates and there can be no assurances that ARC will be able to satisfy its actual Redwater future environmental and reclamation obligations with the balance of the fund.  Actual future environmental and reclamation expenditures could differ significantly from estimated amounts, therefore future cash flows and dividend payments to shareholders may be negatively impacted in future periods.

The use of fractured stimulations has been ongoing safely in an environmentally responsible manner in western Canada for decades. With the increase in the use of fracture stimulations in horizontal wells there is increased communication between the oil and natural gas industry and a wider variety of stakeholders regarding the responsible use of this technology. This increased attention to fracture stimulations may result in increased regulation or changes of law which may make the conduct of ARC’s business more expensive or prevent ARC from conducting its business as currently conducted. ARC focuses on conducting transparent, safe and responsible operations in the communities in which its people live and work. ARC has substantially adopted the proactive and transparent policies recently announced by the Canadian Association of Petroleum Producers, including the reporting of fracture fluids used to the “Frac Focus” initiative launched by the government of the Province of British Columbia.

PROJECT RISKS
ARC manages a variety of small and large projects and plans to spend $760 million on capital projects throughout 2012.  Project delays may impact expected revenues from operations.  Significant project cost overruns could make a project uneconomic.  Our ability to execute projects and market oil and natural gas depends upon numerous factors beyond our control, including:

•	availability of processing capacity;
•	availability and proximity of pipeline capacity;
•	availability of storage capacity;
•	supply of and demand for oil and natural gas;
•	availability of alternative fuel sources;
•	effects of inclement weather;
•	availability of drilling and related equipment;
•	unexpected cost increases;
•	accidental events;
•	changes in regulations;
•	availability and productivity of skilled labour; and
•	regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, ARC could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that ARC produces.

Disclosure Controls and Procedures
As of December 31, 2011, an internal evaluation was carried out of the effectiveness of ARC’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on that evaluation, the Chief Executive Officer and the Senior Vice President Finance and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that ARC files or submits under the Exchange Act or under Canadian Securities legislation is recorded, processed, summarized and reported, within the time periods specified in the rules and forms therein. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by ARC in the reports that it files or submits under the Exchange Act or under Canadian Securities Legislation is accumulated and communicated to ARC’s management, including the senior executive and financial officers, as appropriate to allow timely decisions regarding the required disclosure.

Internal Control over Financial Reporting
Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Management has assessed the effectiveness of ARC’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The assessment was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Management concluded that ARC’s internal control over financial reporting was effective as of December 31, 2011. The effectiveness of ARC’s internal control over financial reporting as of December 31, 2011 has been audited by Deloitte & Touche LLP, as reflected in their report for 2011.  No changes were made to ARC’s internal control over financial reporting during the year ending December 31, 2011, that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

FINANCIAL REPORTING UPDATE

Transition to IFRS
In accordance with the Accounting Standards Board third and final IFRS Omnibus Exposure Draft released October 2009, ARC has prepared its Consolidated Financial Statements for the year ended December 31, 2011 under IFRS and has restated its Consolidated Financial Statements for the year ended December 31, 2010 to comply with IFRS.  The financial information presented in this MD&A is derived directly from ARC’s financial statements and as such certain comparative information may differ from what was originally prepared by ARC using Canadian GAAP.  The financial information contained within this MD&A that relates to periods prior to January 1, 2010 has been prepared under previous Canadian GAAP and has not been re-presented.

ARC’s Consolidated Financial Statements as at and for the periods ended December 31, 2011 and 2010 have been prepared in accordance with IFRS 1 – First–time Adoption of International Financial Reporting Standards under IFRS as issued by the International Accounting Standards Board.  A summary of the significant accounting policies that ARC has adopted in the transition from Canadian GAAP to IFRS is presented below.

Opening IFRS Balance Sheet
Most adjustments required on transition to IFRS have been made retrospectively against opening retained earnings as of January 1, 2010, based on standards applicable at that time.  IFRS 1 provides entities adopting IFRS for the first time with certain optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS. Management has analyzed the various accounting policy choices available under IFRS 1 and has applied the following IFRS 1 exemptions in its IFRS opening balance sheet:

•
Property, Plant and Equipment (“PP&E”) – ARC has applied the exemption provided under IFRS 1 to set its deemed cost of its oil and natural gas PP&E on the date of transition to IFRS to be equal to the carrying value of these assets under Canadian GAAP at January 1, 2010.  The total carrying value of ARC’s PP&E was allocated among seven cash generating units (“CGUs”) based on their respective proved plus probable reserve values at January 1, 2010.  These CGUs are aligned with the major geographic regions in which ARC operates and are subject to change as a result of significant acquisition or disposition activity.  In early 2011, upon completion of a disposition of certain non-core assets, ARC reduced its number of CGUs to six.

•
Business Combinations – IFRS 1 provides an optional exemption to the requirement to retrospectively restate any business combinations that have previously been recorded under Canadian GAAP.  Accordingly, ARC has not recorded any adjustments to retrospectively restate any of its business combinations that have occurred prior to January 1, 2010.

•	Leases – IFRS 1 provides an exemption from the requirements of IFRIC 4 – Determining Whether an Arrangement contains a lease in that it does not require an entity to reassess contracts

Accounting Policies
The following is a listing of key areas where ARC’s accounting policies differ under IFRS from previous Canadian GAAP:

•
Re-classification of Exploration and Evaluation (“E&E”) expenditures from PP&E – Upon transition to IFRS, ARC reclassified all assets that it determined to be in the E&E stage from PP&E to a separate line item on the Consolidated Balance Sheets. E&E assets consist of the carrying value of certain undeveloped land that relates to exploration properties and associated capital expenditures leading to the establishment of reserves that are technically feasible and commercially viable. E&E assets are not amortized and must be assessed for impairment when indicators suggest the possibility of impairment as well as upon transition to PP&E.

•
Calculation of depletion expense for PP&E assets – Upon transition to IFRS, ARC has chosen to calculate depletion using a reserve base of proved plus probable reserves, as compared to the Canadian GAAP requirement to base depletion expense on proved reserves only.  ARC made this accounting policy selection on the basis that proved plus probable reserves is thought to be more reflective of the expected useful life of the underlying asset than proved reserves alone. ARC has determined that its total DD&A expense has been reduced by $42.5 million for the year ended December 31, 2010 as a result of applying this new accounting policy.

•
Impairment of PP&E assets – Canadian GAAP historically used a two-step approach to impairment testing;  first comparing asset carrying values with undiscounted future cash flows to determine whether an impairment exists, and then measuring impairment by comparing asset carrying values to their fair value (which is calculated using discounted cash flows).  Under Canadian GAAP, ARC included all its petroleum and natural gas assets in one impairment test.

IFRS requires a one-step approach for testing and measuring impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use.  Under IFRS, impairment of PP&E is calculated at the CGU level.

As required by IFRS 1, impairment tests were performed at January 1, 2010 without identifying any impairment.  Impairment tests were also conducted at each reporting period end throughout 2010.  At December 31, 2010, an impairment charge of $30.7 million was recognized to reduce the carrying value of assets contained within ARC’s Southern Alberta Southwest Saskatchewan CGU to their fair value less cost to sell.  No such impairment would be recognized under Canadian GAAP and accordingly, 2010 net income was reduced under IFRS by the amount of this adjustment.

IFRS requires that if an impairment is recognized, and circumstances change in the future such that that impairment may be reversed, the entity must recover that impairment to the point of the original carrying value less accumulated depletion and depreciation that would have accrued since the recognition of impairment.  Canadian GAAP does not permit the reversal of impairment charges on assets once recorded.

Assets held for sale and disposals of PP&E – IFRS requires that when a long-term asset is available for immediate sale in its present condition and use and the sale is highly probable it be separately classified on the balance sheet as an asset held for sale and presented at the lower of carrying amount and fair value less cost to sell.  For entities such as ARC that previously followed the full cost accounting guideline under Canadian GAAP, no such presentation was required.  IFRS also requires that liabilities directly associated with assets segregated as held for sale be presented separately as current liabilities on the Consolidated Balance Sheet.

Upon disposal of assets held for sale, a gain or loss is recorded in the Consolidated Income Statement equal to the difference between the selling price of the asset (or group of assets) less associated selling costs and the asset’s carrying value.  For entities that previously followed full cost accounting under Canadian GAAP, no gain or loss was recorded on disposals of assets unless the disposal altered the depletion rate of the reporting segment by 20 per cent or more.

•
ARO – Under IFRS, ARC is required to revalue its entire liability for asset retirement costs at each balance sheet date using a current liability-specific discount rate.  Under Canadian GAAP, obligations are discounted using a credit-adjusted risk-free rate and, once recorded, the ARO is not adjusted for future changes in discount rates. At January 1, 2010 ARC’s total of its ARO was increased $148.2 million to $298.1 million as the liability was revalued to reflect the estimated risk-free rate of interest at that time of 4.08 per cent.  As a result of this change, ARC’s deferred tax liability was decreased by $36.9 million and the net offset was recorded as a reduction to deficit. ARC’s net income was decreased by $2.7 million for the year ended December 31, 2010 as a result of an increased amount of accretion charged on its ARO under IFRS.

•
Exchangeable shares – Under IFRS, ARC’s exchangeable shares met the criteria to be considered a puttable financial instrument and were classified as a current financial liability. They have been recorded on the Consolidated Balance Sheet at their fair value with any changes being recorded in the Consolidated Income Statement. At January 1, 2010, ARC’s current liability associated with exchangeable shares under IFRS was $47.2 million.  Under Canadian GAAP, exchangeable shares were classified as non-controlling interest and measured using the equity method.  At December 31, 2010, all exchangeable shares were exchanged for common shares of ARC and the associated value was recognized in shareholders’ equity.

•
Deferred taxes – Under IFRS, entities that are subject to different tax rates on distributed and undistributed income must calculate deferred taxes using the undistributed profits rate, which is the higher of the two.  Canadian GAAP requires each individual tax rate to be applied to distributed and undistributed profits, respectively.  As a result of using the undistributed profits rate, ARC recorded a reduction in its deferred tax liability of $29.6 million upon transition to IFRS, with the offset recorded as a reduction to deficit.

Note 23 of ARC’s Consolidated Financial Statements as at and for the year ended December 31, 2011 and 2010 filed on SEDAR at www.sedar.com provides a reconciliation of the differences recorded in the financial statements between Canadian GAAP and IFRS upon transition, as at December 31, 2010 as well as for the year ended December 31, 2010.

Non-GAAP Measures

Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as funds from operations, operating netbacks (“netbacks”), total capitalization, finding, development and acquisition costs, normalized reserves per share and production per share, normalized dividend adjusted reserves per share and production per share, net asset value and total returns to analyze financial and operating performance. Management feels that these KPIs and benchmarks are key measures of profitability for ARC and provide investors with information that is commonly used by other oil and gas companies. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

Funds from Operations
Funds from operations is not a recognized performance measure under GAAP and does not have a standardized meaning prescribed by GAAP.  The term “funds from operations” is defined as net income excluding the impact of non-cash depletion, depreciation and amortization and impairment, accretion of asset retirement obligations, deferred tax expense (recovery), loss on revaluation of exchangeable shares, unrealized gains and losses on risk management contracts, unrealized gains and losses on short term investment, non-cash lease inducement, stock option expense, exploration and evaluation expense, unrealized gains and losses on foreign exchange and gains on disposal of petroleum and natural gas properties and is further adjusted to include the portion of unrealized gains and losses on risk management contracts that relate to 2011 production.  ARC considers funds from operations to be a key measure of operating performance as it demonstrates ARC’s ability to generate the necessary funds to fund future growth through capital investment and to repay debt.  Management believes that such a measure provides a better assessment of ARC’s operations on a continuing basis by eliminating certain non-cash charges and charges that are nonrecurring, while respecting that certain risk management contracts that are settled on an annual basis are intended to protect prices on product sales occurring throughout the year.  From a business perspective, the most directly comparable measure of funds from operations calculated in accordance with GAAP is net income.  Table 27 is a reconciliation of ARC’s funds from operations to net income.

Table 27
	Three months ended December 31		Twelve months ended December 31
($ millions)	2011	2010	2011	2010
Net income (loss)	(49.0)	(86.8)	287.0	212.2
Adjusted for the following non-cash items:
Depletion, depreciation, amortization and impairment	178.1	137.9	509.2	408.7
Accretion of asset retirement obligation	3.3	3.4	13.4	12.6
Exploration and evaluation expenses	-	0.8	-	0.8
Deferred tax expense	(17.4)	12.9	97.0	33.2
Unrealized gain on risk management contracts	80.1	85.9	16.5	(28.2)
Foreign exchange loss (gain) on revaluation of debt	(9.4)	(14.9)	9.7	(26.8)
Gain on disposal of petroleum and natural gas properties	3.2	-	(89.5)	-
Other	(0.4)	41.3	1.0	54.5
Unrealized losses on risk management contracts related to 2011 production(1)	38.1	-	-	-
Funds from operations	226.6	180.5	844.3	667.0
(1)
ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price.  Throughout 2011, ARC has applied the portion of losses associated with these contracts to the funds from operations calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging. At December 31, 2011, all gains and losses associated with these contracts have been realized, and in the fourth quarter losses previously applied to past production periods are reversed.

Net Debt
Net debt is not a recognized performance measure under GAAP and does not have a standardized meaning prescribed by GAAP.  Net debt is defined as long-term debt plus working capital deficit.  Working capital deficit is calculated as current liabilities less the current assets as they appear on the Consolidated Balance Sheets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and asset retirement obligations contained within liabilities associated with assets held for sale.

Forward-looking Information and Statements
This MD&A contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: all of the matters under the heading "2011 Annual Guidance and Financial Highlights" which contains guidance for 2012, the expected provincial royalty rates for 2012 under various commodity pricing outlooks for 2012 under the heading "Operating Netbacks", the estimated future payments under the RSU & PSU Plan under the heading “Long-term Incentive Plans – Restricted Share Units & Performance Share Units Plan, Stock Option Plan, and Deferred Share Unit Plan”, the estimate of ARC as to when it expects to be in a material cash tax-paying position under the heading “Taxes”, the information relating to financing the 2012 capital expenditures under the heading: "Capitalization, Financial Resources and Liquidity", ARC’s estimates of normal course obligations under the heading “Contractual Obligations and Commitments”, and a number of other matters, including the amount of future asset retirement obligations; future liquidity and financial capacity; future results from operations and operating metrics; future costs, expenses and royalty rates; future interest costs; and future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures.

The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and cash flow to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this MD&A and in ARC's Annual Information Form).

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ANNUAL HISTORICAL REVIEW

For the year ended December 31 (Cdn $ millions, except per share amounts)(5)	2011	2010	2009	2008	2007
FINANCIAL
Sales of crude oil, natural gas and natural gas liquids	1,438.2	1,213.7	978.2	1,706.4	1,251.6
Per share (1)	5.02	4.59	4.16	7.90	5.95
Funds from operations (2)	844.3	667.0	497.4	944.4	704.9
Per share (1)	2.95	2.52	2.11	4.37	3.35
Net income	287.0	212.2	225.1	539.9	502.1
Per share (1)	1.00	0.80	0.96	2.50	2.39
Dividends	344.2	313.5	298.5	570.0	498.0
Per share (1)	1.20	1.20	1.28	2.67	2.40
Total assets	5,323.9	5,060.1	3,914.5	3,766.7	3,533.0
Total liabilities	2,162.1	1,947.7	1,540.1	1,624.6	1,491.3
Net debt outstanding (3)	909.7	871.0	902.4	961.9	752.7
Diluted shares	286.6	264.2	235.4	216.1	210.4
Shares outstanding, end of period	288.9	284.4	239.0	219.2	213.2
CAPITAL EXPENDITURES
Geological and geophysical	25.9	16.0	13.7	27.1	14.9
Land	74.9	60.9	7.0	122.4	77.5
Drilling and completions	456.5	358.5	214.3	305.4	229.5
Plant and facilities	165.1	131.4	110.0	90.4	72.1
Other	3.6	24.1	14.6	3.3	3.2
Total capital expenditures	726.0	590.9	359.6	548.6	397.2
Property acquisitions (dispositions), net	(111.3)	5.0	(20.5)	51.0	42.5
Corporate acquisitions (4)	-	652.1	178.9	-	-
Total capital expenditures and net acquisitions	614.7	1,248.0	518.0	599.6	439.7
OPERATING
Production
Crude oil (bbl/d)	27,158	27,341	27,509	28,513	28,682
Condensate (bbl/d)	2,052	1,617	1,303	1,362	1,421
Natural gas (mmcf/d)	310.6	254.2	194.0	196.5	180.1
Natural gas liquids (bbl/d)	2,444	2,628	2,386	2,499	2,606
Total (boe per day 6:1)	83,416	73,954	63,538	65,126	62,723
Average prices
Crude oil ($/bbl)	89.51	73.85	62.24	94.20	69.24
Condensate ($/bbl)	96.07	77.40	64.63	107.24	77.54
Natural gas ($/mcf)	3.83	4.21	4.18	8.58	6.75
Natural gas liquids ($/bbl)	47.53	39.57	27.57	49.25	42.38
Oil equivalent ($/boe)	47.15	44.88	42.07	71.25	54.54
RESERVES
(company interest) (6)
Proved plus probable reserves
Crude oil and NGL (mbbl)	170,681	166,553	153,413	153,020	158,341
Natural gas (bcf)	403,754	1,925.2	1,353.2	1,012.2	768.2
Total (mboe)	574,435	487,418	378,953	321,723	286,370
TRADING STATISTICS (Cdn$, except volumes) based on intra-day trading
High	28.67	26.04	21.89	33.95	23.86
Low	19.40	18.77	11.73	15.01	18.90
Close	25.10	25.41	19.94	20.10	20.40
Average daily volume (thousands)	1,251	1,197	1,057	975	597

(1)
Upon conversion to a corporation, ARC trust units were exchanged for common shares.  In all cases, the term per share can be interpreted as per unit prior to December 31, 2010.  Per share amounts (with the exception of dividends) are based on diluted shares.

(2)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.
(3)
Net debt is a non-GAAP measure and therefore it may not be comparable with the calculation of similar measures for other entities.   Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.

(4)	Represents total consideration for corporate acquisitions.
(5)
The financial information above that has been derived from ARC’s financial statements has been prepared under IFRS for 2011 and 2010.  Information for 2009 and prior has been prepared under previous Canadian GAAP.

(6)	Company interest reserves are the gross interest reserves plus the royalty interest prior to the deduction of royalty burdens.

QUARTERLY HISTORICAL REVIEW

(Cdn $ millions, except per share amounts)	2011				2010
FINANCIAL	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales of crude oil, natural gas and natural gas liquids	386.8	351.8	374.9	324.7	329.3	293.6	276.7	314.1
Per share (1)	1.34	1.23	1.31	1.14	1.16	1.10	1.09	1.25
Funds from operations (2)	226.6	213.5	210.1	194.1	180.4	167.9	151.0	167.9
Per share (1)	0.79	0.74	0.73	0.68	0.63	0.63	0.60	0.67
Net income (loss)	(49.0)	120.8	150.1	65.2	(86.9)	90.5	58.8	149.8
Per share (1)	(0.17)	0.42	0.52	0.23	(0.31)	0.34	0.23	0.60
Dividends	86.7	86.2	85.8	85.5	82.8	80.3	75.3	75.0
Per share(1)	0.30	0.30	0.30	0.30	0.30	0.30	0.30	0.30
Total assets	5,323.9	5,313.3	5,053.4	5,019.9	5,060.1	5,092.2	4,154.8	4,035.1
Total liabilities	2,162.1	2,043.4	1,844.6	1,902.5	1,947.7	2,031.6	1,575.3	1,455.7
Net debt outstanding (3)	909.7	870.1	744.8	731.9	872.7	867.3	728.8	678.3
Diluted shares	288.3	287.1	286.0	284.9	283.7	268.0	253.2	251.8
Shares outstanding, end of period	288.9	287.7	286.5	285.4	284.4	283.1	253.6	252.8
CAPITAL EXPENDITURES
Geological and geophysical	4.9	9.1	5.2	6.7	5.6	0.2	3.6	6.6
Land	3.5	26.6	34.5	10.4	6.9	28.6	21.5	3.9
Drilling and completions	147.5	142.0	69.8	98.6	100.4	96.0	84.9	77.2
Plant and facilities	38.5	50.6	35.2	40.6	42.9	32.1	26.9	29.5
Other	0.6	1.0	(0.2)	0.9	3.3	2.6	7.1	11.1
Total capital expenditures	195.0	229.3	144.5	157.2	159.1	159.5	144.0	128.3
Property acquisitions (dispositions), net	24.6	8.6	13.6	(157.3)	0.8	(2.1)	-	6.3
Corporate acquisitions (4)	-	-	-	-	-	652.1	-	-
Total capital expenditures and net acquisitions	219.6	237.9	158.1	(0.1)	159.9	809.5	144.0	134.6
OPERATING
Production
Crude oil (bbl/d)	28,470	26,024	26,038	28,108	27,417	26,959	27,354	27,640
Condensate (bbl/d)	2,219	2,009	2,105	1,872	2,197	1,689	1,325	1,246
Natural gas (mmcf/d)	355.3	327.4	311.8	246.4	311.5	275.0	211.2	217.9
Natural gas liquids (bbl/d)	2,114	2,584	2,250	2,834	3,158	3,001	2,330	2,006
Total (boe per day 6:1)	92,021	85,178	82,367	73,880	84,686	77,483	66,208	67,207
Average prices
Crude oil ($/bbl)	92.85	85.97	97.11	82.27	76.08	71.07	71.98	76.26
Condensate ($/bbl)	101.13	92.85	100.57	88.34	78.38	73.51	78.33	80.00
Natural gas ($/mcf)	3.43	3.88	4.05	4.05	3.83	3.79	4.12	5.42
Natural gas liquids ($/bbl)	51.02	47.90	48.40	43.83	38.89	35.41	38.62	48.02
Oil equivalent ($/boe)	45.58	44.83	49.94	48.75	42.18	41.14	45.82	51.85
TRADING STATISTICS
(Cdn$) based on intra-day trading
High	26.74	26.23	27.00	28.67	26.05	21.11	22.89	22.78
Low	19.40	19.81	23.41	23.66	20.42	18.77	18.80	19.71
Close	25.10	22.56	25.01	26.35	25.41	20.55	19.73	20.50
Average daily volume (thousands)	1,267	1,108	998	1,636	1,299	1,160	1,043	1,287

(1)
Upon conversion to a corporation, ARC trust units were exchanged for common shares.  In all cases, the term per share can be interpreted as per unit prior to December 31, 2010.  Per share amounts (with the exception of dividends) are based on diluted shares.

(2)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.
(3)
Net debt is a non-GAAP measure and therefore it may not be comparable with the calculation of similar measures for other entities.   Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.

(4)	Represents total consideration for corporate acquisitions including fees but prior to working capital, asset retirement obligation and future income tax liability assumed on acquisition.